UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

  PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended September 30, 2017

FIG PUBLISHING, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00037

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

599 Third St., Suite 211 San Francisco, CA	94107
(Address of principal executive offices)	(Zip Code)

(415) 689-5789
Registrant’s telephone number, including area code

Fig Game Shares – Psychonauts 2; Fig Game Shares – Wasteland 3; Fig Game Shares – Pillars of Eternity II; Fig Game Shares – Phoenix Point
(Title of each class of securities issued pursuant to Regulation A)

PART II

Item 1.	Business

Certain statements and other information set forth in this annual report on Form 1-K may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds from the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements. All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this report and in the section entitled “Risk Factors” identify important factors that you should consider in evaluating our forward-looking statements.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

This report contains statistical data and estimates that we obtained from industry publications and reports. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Some data contained in this report is also based on our internal estimates. Although we have not independently verified the third-party data, we believe it to be reasonable.

In this report, all references to “Fig,” “we,” “us,” “our,” or “the company” mean Fig Publishing, Inc. and its consolidated entities, and all references to our “Parent” refer to Loose Tooth Industries, Inc., which owns 100% of our outstanding voting stock.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

Overview

Fig is a crowdpublisher of video games. We identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from, sales of video games developed by third-party video game developers with whom we enter into publishing license agreements.

We work with video game developers through all phases of a game’s publication, from funding its development to supporting its commercial release. Initially, we work to identify and source games that we believe are likely to be commercial successes and whose development we can fund in whole or in substantial part. We then work with the developer to create a crowdpublishing campaign, which we host on our Parent’s website, Fig.co. Each campaign has a fundraising goal, and if the goal is reached, we agree to fund the development of and publish the game. Following the campaign, we work with the developer while they develop the game to help make sure the game will do well commercially, taking a light touch compared to traditional publishers and allowing the developer creative freedom. When the game is ready for commercial launch, we publicize the game and work with the developer and any co-publishers to distribute and sell the game.

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Fig.co, has attracted over 80,000 crowdpublishing backers as of September 30, 2017. Backers are people who have made a pledge in the rewards portion of a crowdpublishing campaign, or have invested in securities in the investment portion of a crowdpublishing campaign. Our video game email newsletter list consists of over 100,000 contacts. As of September 30, 2017, our crowdpublishing campaigns have had a success rate of over 75%, measured in terms of fundraising goals reached, compared to a 37% crowdfunding success rate on Kickstarter in 2016 for the video game and board game category as reported by ICO Partners in January 2017. From January 1, 2016 through December 31, 2017, we hosted four of the top ten successful crowdfunding campaigns, measured in terms of aggregate rewards pledged and investments reserved or made, as applicable. We recognized revenue of $209,000 and $8,000 in the years ended September 30, 2017 and 2016, respectively.

We are evolving the video game publishing model in a number of key ways:

●	Crowdpublishing Campaigns. As part of the process through which we decide which games to publish and which not to publish, which we also refer to as greenlighting, we host crowdpublishing campaigns on our Parent’s website, Fig.co. Each crowdpublishing campaign allows the developer to raise funds directly, through the pre-sale of games, digital items, merchandise and experiences, in what we refer to as the rewards portion of the campaign. Additionally, each campaign allows us to offer specific series of our capital stock that will pay dividends that track the economic performance of the game, once published. We solicit and receive indications of investment interest, which we call reservations, and accept investments, directly through Fig.co, from accredited investors in Regulation D offerings and from qualified purchasers in Regulation A offerings. Funds pledged in the rewards portion of the campaign are held in escrow and only disbursed to the developer if the campaign succeeds in reaching its fundraising goal. Invested funds, which in the case of Regulation A offerings may only be collected after the Regulation A offering is qualified by the SEC, are held in escrow until the campaign succeeds in reaching its fundraising goal and we close the offering.

The campaigns allow us to assess consumer interest in a game. A crowdpublishing campaign must be successful by our measure before we will greenlight the associated game. This allows us to reject games that do not sufficiently interest gamers and also allows us to calibrate the amount of funding we contribute to the development of the game. In this manner, the voice of the gaming community is heard in our publishing decisions.

●	Focused Curation. We conduct crowdpublishing campaigns for only a small number of games each month. We believe this focus helps the gaming community concentrate their attention on each game, which we believe provides better game marketing than is available on existing rewards-only crowdfunding platforms, where individual game campaigns can get lost in the multitude of concurrent game and non-game campaigns.

●	Fig Game Shares. We offer the opportunity for gamers and fans to connect with games in a new way, by investing in Fig and, in exchange, receiving securities which will pay dividends that track the economic performance of a particular game.

●	Preservation of Developers’ Intellectual Property Ownership. We do not require developers to transfer their core intellectual property rights, or rights to derivative works including prequels, sequels and spinoffs, in order to have their games published by us. We believe that this deference to the intellectual property rights of developers provides us with an advantage over traditional video game publishers in attracting talented developers with exciting game ideas.

We believe that these aspects of our publishing model, including in particular our involvement of the gaming and fan community in our publishing decisions, will result in games that are more aligned with consumer demand, more creatively innovative and more commercially successful.

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Our Process

We work with video game developers through all phases of a game’s development, from funding to the completion of development to commercial launch.

Sourcing

We work to identify and source game development projects that we believe are likely to result in commercially successful games and whose development we can fund in whole or in substantial part. We do not require developers to transfer their core intellectual property rights, or rights to derivative works including prequels, sequels or spinoffs, in order to get us to publish their games. For the twelve months ended December 31, 2017, we entered into agreements with developers and launched campaigns for approximately 5% of the projects for which we reviewed pitches.

Crowdpublishing

Once we have sourced a game, we work with the developer to create a crowdpublishing campaign, which we host on Fig.co. We work with the developer to set a fundraising goal, which is the amount we believe the developer needs, in addition to whatever amounts are available to it from other funding sources, to successfully develop the game. Our input into the setting of the fundraising goal is based on a number of factors, including our assessment of the developer’s business and experience, our discussions with the developer, our knowledge of the video game industry, our discussions with contacts in the video game industry and our preliminary estimation of the game’s commercial potential.

The funding portion of our process has two principal aspects, pledges and investment. Pledges operate through a traditional rewards-based crowdfunding mechanism, in which funds are pledged to the developer by backers in exchange for rewards – for example, digital downloads, t-shirts, figurines, posters or in-game content that enhances the game-playing experience. If and when the crowdpublishing campaign succeeds in reaching its fundraising goal, pledged amounts go directly to the developer. Additionally, we offer and sell specific series of our capital stock, which have dividend rights that track the economic performance of the associated game. We solicit and receive investment reservations, and accept investments, directly through Fig.co. Only after a crowdpublishing campaign has succeeded in reaching its fundraising goal and we have otherwise completed the offering of the securities do we release investment proceeds to ourselves and close the offering.

Pursuant to our publishing license agreements with developers, once a campaign has reached its fundraising goal, we are committed to funding the development of and publishing the game. The aggregate of the rewards-based contributions, investment amounts (both reservations and investments, as applicable) and additional amounts that we may decide to commit, all count towards the campaign’s fundraising goal. We maintain discretion to deem a campaign a success by contributing additional funds to cover any shortfall in a campaign’s fundraising goal.

We then set the amount of development funds to be provided to the developer. We refer to this amount as the Fig Funds. We set the Fig Funds based on a further assessment of the same factors we considered in setting the fundraising goal with the developer, now further informed by our assessment of the gaming and fan community’s reaction to the game through its participation in the crowdpublishing campaign. As a result, Fig Funds are correlated to the amount of proceeds we have raised from the sale of the securities associated with the game. Historically, Fig Funds have at least equaled the aggregate proceeds from the offering of the associated securities, and have in several cases been significantly greater.

We believe that our crowdpublishing model, involving pledges and investments from the gaming and fan community, provides us with several advantages: the ability to assess public interest in a game before it is developed, solicit feedback for a game, and reduce marketing costs and the overall cost of capital required to create a game. In particular:

●	By requiring a certain threshold of public support for a game prior to being committed to publish it, we believe that we are better able to publish games that have a higher likelihood of being commercially successful. Additionally, we believe that basing our greenlighting decisions, in part, on public support allows us to publish innovative or non-traditional games that may not fit the commercial requirements of a traditional publisher, but which nevertheless resonate with the public.

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●	We do not exert creative control over the video games we publish, unlike traditional publishers. We believe that the public commentary and feedback provided to developers through the campaign and throughout the development process help to provide creative input to developers while letting them stay true to their vision of the game’s development.

●	A typical successful crowdpublishing campaign has hundreds or thousands of individual participants, between rewards pledgees and those who invest in securities. We believe that this broad-based involvement allows us to spend less on marketing than traditional publishers, while still achieving positive results.

●	We believe that the securities we offer, which are tied to the economic success of particular games, allow us to raise capital at a lower cost, and on a better scale compared to our capital requirements, than we might otherwise be able to achieve.

Development

We call the stage following greenlighting and providing Fig Funds to a developer, the development phase of a game. During this phase, we are in regular contact with the developer and receive game builds. We do not take creative control, as traditional publishers frequently do. Additionally, we do not emphasize milestones as much as traditional publishers. While this potentially may result in delayed or over-budget games, we believe that the reduction in a developer’s overhead costs as a result of our lighter approach leads to lower overall game development costs and a final product that is better aligned with what the developer envisions and what consumers want. Throughout the development process, we help to facilitate community and customer awareness of the game and we encourage active engagement between developers and fans through our process. For example, developers can solicit feedback on development and design choices made during the course of game development. We may also help developers with localization and other distribution-related efforts, such as porting to other game systems, or qualifying on a distribution platform, particularly for video game consoles. We intend to label and market each game in accordance with the applicable principles and guidelines of the Entertainment Software Rating Board, or ESRB, an independent self-regulatory body that assigns ratings and enforces advertising guidelines for the interactive software industry.

In addition to the foregoing, we provide general advice and consultation to developers, including in regard to which technologies to use for developing games, which consoles or other platforms to focus on and other matters of business strategy. We do this most extensively when dealing with less experienced developers. We also connect developers with third-party vendors to assist with development, and provide ongoing advice and assistance as well.

Commercial Launch

When a game is ready to be commercially launched, we assist with storefront certifications and approvals, help publicize the game and facilitate distribution. We offer games for sale through Fig.co and also help the developer distribute the game through storefronts, such as Steam. If requested by a developer, we can assist with quality assurance and certification efforts, for which we may charge an additional fee. Our level of involvement varies by developer and by distribution channel, ranging from providing the developer with our advice and input, to us completely handling the commercial launch.

Marketing. Our crowdpublishing campaigns help raise awareness of a game and galvanize fans, which helps to build a game community. We amplify the marketing and promotion of our crowdpublishing campaigns through our own marketing and public relations efforts. We aim to involve the community of Fig backers in the marketing of games as much as we can, because we believe that genuine grassroots involvement, driven by loyal and invested fans, represents a powerful marketing asset for our games.

Distribution. We identify and secure agreements with third-party distributors to distribute, deliver, transmit, stream, resell, wholesale or otherwise exploit our games. A typical distributor fee is 30% of the amount the consumer pays. Major third-party digital distributors of games, also known as storefronts, include Steam, Xbox One Store, PlayStation Store, Apple AppStore, Google Play Store, Gog.com, EA Origin and Humble Bundle.

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We sell the games that we publish directly on our affiliated website, Fig.co, which we expect will continue to have a strong search engine optimization, or SEO, ranking for each of our games, due in part to the fact that each game will have already been the subject of a completed crowdpublishing campaign on Fig.co. For our games, Fig.co is usually a high, and occasionally the top, search result. As part of our standard publishing license agreement terms, Fig.co is a pre-approved distribution channel through which we can sell games to the public. We believe that Fig.co has the potential to grow into an important distribution channel for our games.

In addition to the strong search result rankings for our games, as of December 31, 2017 our video game email newsletter list consisted of over 100,000 contacts who have signed up through Fig.co. We intend to continue to leverage our newsletter list for marketing and sales efforts following the commercial releases of developers’ games. In addition, when a game is sold on third-party storefronts, we intend to market and merchandise the game on those storefronts by arranging special promotions and merchandising with those storefronts, when appropriate.

Games Licensed

As of September 30, 2017, we had 21 games licensed for publishing. This does not include licenses that have expired, that we have sold our rights to or from which we otherwise do not have a right to future revenue.

In Development

At September 30, 2017, we had the following principal games licensed for publication, all of which we have committed to publish and all of which are in the development phase. Additionally, we have approximately six smaller games in the same phase. We may generate revenue from games prior to their commercial launch if, for example, the game is released in a pre-launch state on a service such as Steam Early Access.

Game Title	Developer	Crowdpublishing Campaign Completion Date	Development Status	Projected Development Completion Date (1)	Associated Fig Game Shares or Other Securities
Psychonauts 2	Double Fine Productions, Inc.	January 12, 2016	In development	2019	Fig Game Shares – PSY2
Jay and Silent Bob: Chronic Blunt Punch	Interabang Entertainment	March 31, 2016	In development	2018 Q4	Fig Game Shares – JASB
Consortium: The Tower	Interdimensional Games Incorporated	May 11, 2016	Early Access	2018 Q1	Fig Game Shares – CTT
Wasteland 3	inXile Entertainment, Inc.	November 3, 2016	In development	2019 Q4	Fig Game Shares – Wasteland 3 and Fig WL3 Units
Pillars of Eternity II	Obsidian Entertainment, Inc., an affiliate of licensor Dark Rock Industries Limited	February 24, 2017	In development	2018 Q1	Fig Game Shares – Pillars of Eternity II
Phoenix Point	Snapshot Games Inc.	June 7, 2017	In development	2018 Q3	Fig Game Shares – Phoenix Point

(1)	Projected completion date as of December 31, 2017.

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Commercially Launched

As of September 30, 2017, we had the following commercially released game from which we had ongoing rights to receive royalties:

Game Title	Developer	Commercial Launch Date	Royalty End Date	Steam Review Rating (1)	Associated Fig Game Shares or Other Securities
Kingdoms and Castles	Lion Shield LLC	July 20, 2017	July 21, 2020	84%	Series Kingdoms and Castles Units (2)
Solstice Chronicles: MIA	Ironward	July 26, 2017	July 27, 2020	72%	Series SC:MIA Units (2)
Trackless	12 East Games LLC	September 12, 2017	September 13, 2020	N/A	Series Trackless Units (2)

(1)	Review rating as of December 31, 2017. Steam is a leading digital storefront of video games and our primary distributor.
(2)	Licensed for publication by Fig, but the associated securities were issued privately in separate series by a consolidated affiliate of Fig.

Historical

We and our affiliates have also licensed additional games to which we no longer have ongoing royalty rights, because either our royalty term expired or we sold our publishing rights to the game.

Fig Game Shares

As part of our crowdpublishing model, we offer and sell specific series of our capital stock that track the economic performance of each video game. We call all such shares “Fig Game Shares,” and designate each series with a game-specific designation such as “Fig Game Shares – [code name for game].”

Fig Game Shares are stock of Fig without any rights to vote on any matters relating to our Company, the Fig Game Shares or otherwise. Different series of Fig Game Shares differ from each other in that each series pays holders of those securities dividends based on the revenue share we receive from sales of a particular, associated game.

When we agree to publish a game, we receive through our publishing license agreement a right to a portion of the game’s future revenue. Generally, following the deduction of distributor fees and sales taxes, and a Fig Service Fee (if any), the game’s revenue is divided among: (1) the developer and any co-publishers and (2) Fig. From Fig’s revenue share, we calculate an allocation for holders of the associated series of Fig Game Shares, by multiplying the revenue share by the ratio of (x) the gross proceeds raised from that series of Fig Game Shares over (y) the Fig Funds provided to the developer. For example, if we sold a particular series of Fig Game Shares for gross proceeds of $0.8 million and we provided Fig Funds of $1.0 million, we would allocate 80% of Fig’s revenue share from the associated game to the holders of those Fig Game Shares. Alternatively, if the gross proceeds and the Fig Funds were identical, we would allocate 100% of Fig’s revenue share from the associated game to the holders of those Fig Game Shares. We have not and will not collect more in gross proceeds from the sale of a particular series of Fig Game Shares than the amount of Fig Funds we provide to the developer of the associated game.

From the portion of our revenue share allocated to holders of Fig Game Shares, we are obligated to pay a dividend based on a specified percentage, such as 75%, to those holders, subject to applicable law. The specific revenue sharing and dividend details for each series of Fig Game Shares, and the terms of the associated publishing license agreement, are specified in the offering disclosure document associated with the sale of that series of Fig Game Shares.

Proceeds from the offering of a particular series of Fig Game Shares may be used to fund the development of games other than the game with which that series of Fig Game Shares is associated, as well as other expenditures not related to that associated game. However, the amount of funds we provide to a developer is typically correlated to the proceeds from the sale of the associated Fig Game Shares.

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Market Opportunity

Our goal is to provide game developers and game fans a more balanced and sustainable approach to game publishing. We aspire to provide a publishing solution that retains the best, and discards the worst, of traditional publishing and self-publishing with rewards-only crowdfunding. The following are anecdotal views based on our industry experience.

Traditional Publishing Arrangements

In traditional publishing arrangements, particularly with large video game publishers, a publisher provides funding to a developer for a particular video game’s development in exchange for the intellectual property rights to the game, which include distribution rights as well as rights to sequels and other derivative works, including film and merchandise rights. The intellectual property rights to a game are a developer’s most important asset, and we believe that turning those rights over to a publisher not only relinquishes creative control over the game but also creates a developer-publisher relationship that is similar to an employment relationship. A developer is paid a royalty that is typically half or less than half of the net revenue earned from sales of a game. The formulas by which developers earn royalties can be disproportionately favorable to the publisher. Most publishing deals involve what is known as “advances against royalties”. In other words, the amounts provided by the publisher to the developer to develop the game are treated as pre-paid royalties. This means that the developer must effectively “pay back” the game’s development advances at the previously negotiated royalty rate, with the result that the publisher takes all the game’s revenue until it has received, typically, two to three times the amount advanced; and only thereafter does the developer receive any proceeds from sales of the game.

Smaller and mid-tier video game publishers and developers sometimes enter into co-publishing arrangements. In a co-publishing arrangement, there may be a syndicate of publishers who may, in conjunction with the developer, manage the distribution of the game in ways that vary from game to game and from distribution channel to distribution channel. This allows the syndicate to take advantage of the expertise or focus of each publisher, including the relationships that the developer and any co-publishers may have with specific distributors or channels, in order to help ensure the optimal distribution of the game.

Self-Publishing with Rewards-Only Crowdfunding

Rewards-only crowdfunding has made the self-publishing of video games a more viable option for developers, but rewards-only crowdfunding alone has its limits. Developers have found it difficult to raise enough money through rewards-only crowdfunding to meet an entire game development budget and additionally finance post-development marketing and distribution efforts.

Our Alternative—Crowdpublishing

As described in “—Our Process”, our crowdpublishing model is intended to bridge the gap between traditional publishing models and self-publishing through rewards-only crowdfunding.

Personnel

Our management team has extensive experience in the business of publishing video games. Justin Bailey, our CEO and sole director, has been active in the video game industry for many years. He has published a wide variety of free-to-play, premium and mobile games. He has also helped to secure millions of dollars in game financing from publishers, investors and crowdfunding participants in recent years. Jonathan Chan, our COO, has several years of experience at the large video game publisher Electronic Arts, where he focused on business development deals in the publishing and distribution of games. See “Directors, Executive Officers and Other Significant Individuals”.

Our management team is supported by employees and contractors of our Parent, including individuals dedicated to marketing, accounting, legal, design, community relations and developer relations functions. As of September 30, 2017, six employees provided such support.

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Fig and Our Parent

Fig was incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., a Delaware corporation, which we call our Parent. Our Parent owns all of our common stock, which is our only outstanding voting security. We have to date relied substantially on our Parent for support in the conduct of our business. Fig has been operating under a cost sharing agreement entered into between us and our Parent, which we call the Cost Sharing Agreement, which is described in more detail below.

Our Parent was formed as a limited liability company in October 2014, was incorporated in March 2015 and began operations in April 2015. Our Parent is a provider of video game publishing services and the operator of Fig.co, an online technology platform created to facilitate fundraising for video game development. From its inception until August 2015, our Parent was developing the proprietary technology behind Fig.co, seeking out and evaluating video game developers and games and building relationships with various video game distributors. We run our crowdpublishing campaigns on Fig.co.

Cost Sharing Agreement with Our Parent

We have entered into a cost sharing agreement with our Parent (the “Cost Sharing Agreement”) pursuant to which we and our Parent have each agreed to share certain costs pursuant to an allocation policy. Pursuant to this policy and as reflected in the Cost Sharing Agreement, our Parent allocates certain costs in most instances pursuant to pre-determined formulas. For example, the allocation of costs associated with the payment of employee salaries is based on our estimate of each employee’s time attributed to the business activities of Fig and our Parent. Our Parent allocates (i) 50% of the salary of our Chief Executive Officer, Justin Bailey, to Fig, and the remaining 50% of each such salary to our Parent, (ii) 100% of the salary of our COO, Jonathan Chan, to Fig, and (iii) other percentages for certain other personnel. Our Parent provides us with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance; the costs of these activities are allocated 50% to our Parent and 50% to Fig. We also have a tax sharing agreement with our Parent, which requires us to calculate an income tax provision and deferred income tax balances and make a tax payment to our Parent equal to our tax liability/(benefit) as if we filed our own separate tax return.

The allocation policy and Cost Sharing Agreement may be adjusted in certain cases to reflect any changes to the business activities of Fig or our Parent that may arise in the future. We or our Parent may also reimburse the other party for any costs paid by such party that should have been allocated to the other party. Pursuant to the Cost Sharing Agreement, we have agreed to review our allocation policy from time to time to determine its suitability for our and our Parent’s businesses and to adjust the policy when necessary. For example, if our Parent is unable to perform any of the services we rely upon it to perform in support our business, due to financial difficulty or otherwise, we may have to perform those services or find another service-provider, and incur additional expenses, all of which would require adjustments to our allocation policy.

The Cost Sharing Agreement had an initial term through December 31, 2016, and automatically renews for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. In addition, we may terminate any specific service, or the entire agreement, without penalty, by providing 30 days’ prior written notice to our Parent, and our Parent may terminate any specific service, or the entire agreement, by providing 180 days’ prior written notice to us (provided that, in the case of termination of specific services, if we, in our sole determination, are unable to enter into a reasonable arrangement with a third party to perform such services, then our Parent will continue to perform such services for an additional period of 180 days upon receiving notice from us of such an event). On December 31, 2017, the Cost Sharing Agreement was renewed for another successive year.

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Competition

We operate in a highly competitive industry. Principally, we compete with:

Traditional game publishers. We face competition for publishing licenses from traditional sources such as established video game publishers, which include some of the largest corporations in the world. These competitors may be in a stronger position to respond quickly to new technologies and may be able to undertake more extensive marketing campaigns. In addition, these competitors have longer operating histories, greater name recognition and more extensive financial resources than we do. Traditional publishers range in size and cost structure from the very small, with limited resources, to the very large, with extensive financial, marketing, technical and other resources, including Electronic Arts, Activision, Ubisoft, Tencent and Nexon. Smaller publishers include Paradox, Starbreeze, Deep Silver, 505 Games, Good Shepherd and Team17.

Existing rewards-only crowdfunding platforms. Developers may choose to self-publish their games using rewards-only crowdfunding on other platforms.

Other games and forms of entertainment. The games we publish compete with other online computer, console and mobile games. They will also compete with other, non-game forms of entertainment.

Competition in the entertainment software industry is based on innovation, features, playability and product quality, name recognition, compatibility with popular platforms, access to distribution channels, price, marketing, and customer service. The video game industry is driven by hit titles, which require large budgets for development and marketing. Competition for any game is influenced by the timing of competitive product releases and the similarity of such products to the relevant game.

Seasonality

Our business is highly seasonal, with the highest levels of consumer demand for games, and a significant percentage of sales, occurring in the holiday season in the quarter ending December 31, and seasonal lows in sales volume occurring in the quarter ending June 30. Although sales of video games generally follow these seasonal trends, there can be no assurance that this will continue. Our financial results may vary based on a number of factors, including the release date of a game, cancellation or delay of a game’s release and consumer demand for a particular game and for video games generally.

Conflicts of Interest

We expect to do business with entities owned or controlled by affiliates. We may, in our discretion, conduct business with such parties. See “Interests of Management and Others in Certain Transactions”.

Properties and Company Location

We are located at 599 Third Street, Suite 211, San Francisco, California 94107, in a space that is rented and paid for by our Parent. We do not own any real property.

Government Regulation Related to Conducting Business on the Internet

We are subject to a number of foreign and domestic laws and regulations that affect companies conducting business on the Internet. In addition, laws and regulations relating to user privacy, data collection and retention, content, advertising and information security have been adopted or are being considered for adoption by many countries throughout the world. Set forth below are descriptions of various U.S. laws and regulations applicable to our business on the Internet.

Electronic Signatures in Global and National Commerce Act/Uniform Electronic Transactions Act

The Federal Electronic Signatures in Global and National Commerce Act (“E-SIGN”) and similar state laws, particularly the Uniform Electronic Transactions Act (“UETA”), authorize the creation of legally binding and enforceable agreements using electronic records and signatures. E-SIGN and UETA require businesses that wish to use electronic records or signatures in consumer transactions to obtain the consumer’s consent. When a developer or potential investor registers on Fig.co, the website is designed to obtain his, her or its consent to the transaction of business electronically and the maintenance of electronic records in compliance with E-SIGN and UETA requirements.

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Electronic Fund Transfer Act and NACHA Rules

The federal Electronic Fund Transfer Act (“EFTA”) and Regulation E, which implements it, provide guidelines and restrictions regarding the electronic transfer of funds from consumers’ bank accounts. In addition, transfers performed by ACH electronic transfers are subject to detailed timing and notification rules and guidelines administered by NACHA. It is our policy to obtain necessary electronic authorization from developers and investors for transfers in compliance with such rules. Transfers of funds through Fig.co are intended to conform to the EFTA and its regulations and NACHA guidelines.

Risk Factors

Risks Related to Our Business

We have a limited operating history, which may make it difficult to evaluate the potential success of our business and to assess our future viability.

We were incorporated in Delaware on October 8, 2015 as a wholly owned subsidiary of our Parent and released our first video game in July of 2017. We have only recently begun operations and have to date relied substantially on our Parent for support in the conduct of our business. We have not yet earned significant revenue and we have a limited operating history, which may make it difficult to evaluate our business and assess our future viability and prospects. For the years ended September 30, 2017 and 2016 we generated revenue of $0.2 million and $8,000, respectively. Investing in our Fig Game Shares is highly speculative because it entails significant risk that we may never become commercially viable.

We have limited experience to date successfully marketing and distributing games. We are transitioning from a company focused on identifying developers, negotiating license agreements and raising funds, including through the sale of Fig Game Shares, to a company that is also capable of publishing, distributing and earning revenue from games. We may not be successful in our transition. As a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern in its report on our audited financial statements.

We have not yet generated sufficient revenue from our operations to fund our activities, have incurred significant losses, and are therefore dependent upon external sources for financing our operations. To date, we have depended to a significant extent on our Parent to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As a result, our independent registered public accounting firm has expressed substantial doubt regarding our ability to continue as a going concern in its auditors’ report on the financial statements included as part of this report. Our financial statements do not include any adjustments that might result were we unable to continue as a going concern. If we cannot continue as a going concern, holders of our Fig Game Shares may lose their entire investments.

We have made substantially all of our sales to date through a single distributor and we are heavily dependent on their content discovery mechanisms.

Substantially all of our revenue to date has been generated through sales of our games through a single distributor, Valve, which operates the Steam digital storefront. Competition for limited premium “digital shelf space” on Steam has made its content discovery mechanisms important to the marketing of our games. If Valve modifies Steam’s discovery mechanisms, communication channels available to developers, terms of service or other policies (including fees), our business could be negatively affected. In the Autumn of 2017 Valve enacted a change to Steam’s discovery mechanisms, which we believe negatively affected the discoverability of certain of our games that released around that time. Additionally, if Valve establishes terms that restrict our offerings on its platform, or significantly impact the financial terms on which our products or services are offered to our customers, our business could be negatively affected.

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Limitation may exist on the effectiveness of our internal controls and a failure of our internal controls to prevent error or fraud may harm our business and holders of Fig Game Shares.

Because we operate with minimal employees of our own and depend on our Parent for the conduct of a portion of our administrative operations, limitation may exist on the effectiveness of our internal controls over financial reporting, public disclosures and other matters. For example, as a result of our staffing, our processing of financial information may suffer from a lack of segregation of duties, such that journal entries and account reconciliations are not reviewed by someone other than the preparer. If we encounter significant deficiencies or material weaknesses in our internal controls over financial reporting and are unable to remediate them, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in an accurate, complete and timely manner. This could harm our business and holders of our Fig Game Shares.

As an issuer of securities under Regulation A, we do not expect to be required to assess the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. In addition, our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting. As a result of the foregoing, for the foreseeable future, there will not be any attestation from us or our independent registered public accounting firm concerning our internal control over financial reporting.

A significant portion of our operations have been and will continue to be conducted with the assistance of, including the financial assistance of, our Parent, which is also in the early stages of its business. Our Parent has no obligation to continue to support our operations.

Our Parent was formed in October 2014 and began operations in April 2015. Our Parent is currently in the early stages of its business and has a limited operating history. We are dependent, to a significant extent, on the continued support of our Parent. A significant portion of our operations has been and will continue to be conducted with the assistance of, including the financial assistance of, our Parent. Therefore, risks regarding our operations and financial condition are also subject to the risk that our Parent may reduce its operational or financial support.

The games that we publish, including those associated with Fig Game Shares, typically have lengthy development cycles of one to three years before they are ready to be sold commercially. If we fail to generate sufficient revenue or we have liquidity problems, our Parent may be unwilling or unable to continue assisting us operationally or financially. In any such case, we may be forced to significantly delay, scale back or discontinue our operations.

In order to support our general operations and working capital needs for the next 12 months, we believe we will need to raise additional capital. Such financing may be expensive and time-consuming to obtain, and there may not be sufficient investor or commercial interest to enable us to obtain such funds on attractive terms or at all.

At the current stage of our business, we cannot rely on existing Fig Service Fee arrangements, and we likely cannot rely on existing revenue sharing arrangements, to finance our operations. In order to support our projected operating expenses for the next 12 months, we believe we will need to raise additional capital, from our Parent, which has been an ongoing source of support for our business, or from other sources including the sale of Fig Game Shares, or from a combination of sources. Financing is expensive and time-consuming, and there may not be sufficient investor or commercial interest to enable us, or our Parent, to obtain such funds on attractive terms or at all. There can be no assurance that financial support from our Parent or from other sources will be available in the amounts and at the times needed for us to continue to operate and grow our revenue-generating operations and improve our financial position.

In the event we breach the terms of a license agreement, we would have limited recourse and holders of our Fig Game Shares could be adversely affected.

If we were to breach our license agreement with a developer, the developer would have the right to terminate the license agreement. If a license agreement were terminated, we would no longer have rights to publish the game associated with such agreement or to receive royalties from sales of the game. If a developer terminated a license agreement due to our material breach, there would not be any mechanism for us to receive development funds we previously provided to that developer. It is part of our business strategy to attract talented developers by offering them license terms that are less restrictive than terms available from more traditional publishers. However, these less restrictive terms – such as not requiring developers to give us ownership rights to their intellectual property – mean that we will have fewer means available to us than a traditional publisher to enforce our rights under the license agreement or compel a developer to continue with development, return development funds or take other actions beneficial to us.

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In the event a developer breaches the terms of a license agreement, we would have limited recourse and the game may not be developed as expected, on time or at all.

Each license agreement is between us and a developer. Holders of our Fig Game Shares have no rights under our license agreements, whether as third-party beneficiaries or otherwise. In the event that we terminate any license agreement due to a material breach by a developer – for example, if it fails to deliver a game on time or at all – there unlikely to be any funds available to make dividend payments to holders of the relevant series of Fig Game Shares.

We intend to enforce all contractual obligations to the extent we deem necessary and in our best interests and those of our stockholders, including but not limited to holders of our Fig Game Shares. However, there can be no assurance that a developer can or will honor the terms of its license agreement or successfully develop the game. Even if a developer or a substituted party were able to resume performance under the associated license agreement and we decided to make or resume making dividend payments to the holders of associated Fig Game Shares, the delay might effectively reduce the value of any recovery that holders of such Fig Game Shares might receive.

Furthermore, in the event that a developer defaults or breaches the terms of a license agreement and we elect to terminate the license agreement, we would no longer have rights to publish the game or receive sales receipts. Holders of the associated Fig Game Shares may lose their entire investment and their opportunity to receive dividends in the event a developer defaults or breaches the terms of a license agreement.

We may not have the right to distribute a game on all platforms on which it may be played. In addition, developers are not typically required to deliver their respective games for all of the licensed platforms.

Each license agreement grants us the right to publish and distribute a game on certain platforms, which may not include all potential platforms on which such game may be played. Furthermore, a license agreement may limit the exclusivity of the distribution rights with respect to the licensed platforms to a specific distribution, which for example, may include a specified geographic region. A game may be successful on platforms that are not the licensed platforms, the revenue from the sales on which we may not share in. Holders of Fig Game Shares will not benefit from any dividends from sales of a game on platforms that are not licensed platforms.

We have incurred losses since our inception and we expect to continue to incur losses for the foreseeable future. We expect our operations to continue to consume substantial amounts of cash.

We have incurred substantial losses since our inception. For the years ended September 30, 2017 and 2016, we had net losses of $6.0 million and $2.2 million, respectively. At September 30, 2017, we had an accumulated deficit of $7.6 million. We expect to continue to incur losses for the foreseeable future and we expect that these losses may increase, as we continue identifying and negotiating with developers and entering into new license agreements and thereby incurring more costs, even though the earlier games we have licensed may still be in development and therefore not yet generating sales. If a lack of available capital means that we are unable to expand our operations or otherwise take advantage of business opportunities, our business, financial condition and results of operations could be adversely affected.

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We expect that, in order to maintain and grow our operations, we will need to publish multiple games. There can be no assurance that we will be able to publish enough games to sustain our business model.

The selection of commercially successful games from among undeveloped or incompletely developed games is a difficult undertaking, subject to numerous risks, including the risks of failing to correctly anticipate market preferences, failing to publish a game at a time when it can attract market attention and sales, failing to develop a game to a sufficiently sophisticated level so that it can win a lucrative audience, overdeveloping a game so that its initial costs cannot be recouped and other, similar risks. We intend to hedge these risks in part by developing multiple games and so give ourselves multiple chances of publishing successful games. Expanding the number of games that we publish should also allow us to achieve certain economies of scale in regard to marketing, distribution and other functions. However, if we fail to publish enough games, we may fail to publish a sufficient number of successful games to support our business model and we may fail to achieve economies of scale. There can be no assurance that we will be able to publish a sufficient number of successful games to achieve revenues that exceed our costs and margins that justify our continued operations.

Our license agreements omit many of the restrictive provisions contained in traditional publisher and distributor agreements with game developers. The omission of these provisions reduces the means available to us to enforce the performance of a developer under the license agreement and may increase the risk that a developer may not develop a game on time and as planned.

In many traditional video game publishing deals, the publisher takes an ownership interest in the developer’s intellectual property rights in the game being developed. Our license agreements are not secured by any such ownership interests or guaranteed or insured by any third party. Therefore, we will be more limited than a traditional publisher in our ability to pursue remedies against the developer if a game is not developed on time or as planned.

Many traditional video game publishing deals involve “advances against royalties”, pursuant to which the funding provided by the publisher to the developer to develop the game is treated as pre-paid royalties and the developer must effectively “pay back” such funding through reductions of up to 100% in post-development royalties. We do not treat the Fig Funds, paid to developers to assist in the development of the games, in this way. Fig Funds are non-recoupable (except in certain circumstances if the license agreement is terminated). As a result, we do not recoup our development expenses as the “first money out” from the game’s sales revenue, and a developer may generate profit prior to our being repaid our Fig Funds development expenses.

In many traditional video game publishing deals, the publisher provides funding to the developer subject to strict milestone provisions. Typically, our license agreements do not involve milestone provisions. Without milestone provisions or with less strict milestone provisions, a developer receiving Fig Funds payments may feel less incentive to develop the game at a pace and to the standards (and in particular, to the intermediate standards imposed prior to the completion of development) that a traditional publisher might be able to impose.

Our license agreements typically relate to one game title only and not to any derivative works stemming from such game, including prequels, sequels or spin-offs.

The license agreements we enter into do not entitle us to publish any derivative works of a developer’s game, including any prequels, sequels, spin-offs or other video games based upon or otherwise featuring any of the settings, characters or “universe” of the game created by a developer. Neither we nor the holders of our Fig Game Shares will benefit from sales of any of the foregoing and these sales may reduce sales of the game we are publishing on the licensed platforms.

We may experience significant fluctuations in game sales receipts due to a variety of factors.

Sales of games we publish may experience significant fluctuations due to a variety of factors, including the timing of a game’s release, a game’s popularity, seasonality of demand, competitive new game launches and other factors. In addition, the retail price of a game is subject to discounting by the publisher, co-publishers and by distributors (typically, but not always, with the acquiescence of the publisher). A game that sells well may maintain its retail price for a year or more, although games with lower sales are typically discounted faster, in order to spur sales volumes. Our expectations of game sales are based on certain assumptions and projections and our operating results will be adversely affected by a failure of the games we publish to meet sales expectations. There can be no assurance that we can maintain consistent sales receipts for any game and any significant fluctuations in sales of a particular game may adversely affect the amount of, our ability to make, dividend payments to the holders of the associated Fig Game Shares.

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A game may have a short life cycle or otherwise fail to generate significant sales receipts.

The video game industry is characterized by short shelf-lives and the frequent introduction of new games. Many video games do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new games generally occurs within the first three months following the release of a game. Any competitive, financial, technological or other factor which impairs our ability to introduce and sell games at commercial launch could adversely affect our business and the amount of, or our ability to pay, dividends to holders of Fig Game Shares.

Our ability to increase the sales of any game may be limited and unsuccessful publishing of any game may reduce or eliminate the dividends that might otherwise have been paid to holders of Fig Game Shares based on the sales receipts from such game.

There can be no assurance that we will publish any game in a manner that creates value for the associated Fig Game Shares. A game may be marketed through a diverse spectrum of advertising and promotional programs and strategies. Our ability and the ability of any other co-publishers and distributors on the licensed platforms to publish and distribute a game is dependent in part upon the success of these programs and strategies. If the marketing for a game fails to resonate with consumers or advertising rates or other media placement costs increase, game sales may fail to grow or may decline, which could ultimately negatively affect our business and our ability to pay dividends to holders of Fig Game Shares.

If a developer delivers its game for some but not all licensed platforms, this may result in reduced game sales.

In order for us to successfully distribute a game and receive revenue from game sales, a developer may need to develop versions of its game which are not yet optimized for some or all of the licensed platforms or updated versions of the licensed platforms. Owners of licensed platforms may establish restrictive conditions for a developer and the game and as a result the game may not work well or at all on that licensed platform. As new platforms are released or updated, a developer may encounter problems developing versions of the game for use on those platforms and may need to devote resources to the creation, support and maintenance of the game on those platforms. If a developer is unable to successfully increase the number of platforms on which the game is made available or if the versions of a game created for new platforms do not function well, are not attractive to consumers or do not work as well on newer versions of the platforms, our business could suffer and our ability to pay dividends to holders of Fig Game Shares could be adversely affected.

The process of developing and publishing new video games is lengthy, expensive and uncertain.

Considerable time, effort and resources are required to complete the development of a new video game. A developer may experience delays in developing a game. Delays, expenses, technical problems or difficulties could force the abandonment of, or compel material changes to the design and build of, the game. In addition, the costs associated with developing a game for new platforms could increase development expenses. Additionally, if a developer does not provide a game on a timely basis, we may be unable to publish such game within our expected cost parameters or at all. We include agreed-upon game delivery dates in the license agreements that we enter into with game developers. However, game developers may not always be able to achieve those delivery dates, and if they fail to do so, we may have little practical recourse for maximizing the value of our rights. Additionally, the costs of publishing a game may be higher than anticipated. Any financial, technological or other factor which delays or impairs our ability to introduce and sell a game in a timely and cost-effective manner could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Many independent video game developers may from time to time experience business difficulties.

Difficulties can arise for game developers in the development of the games for a number of reasons. For example, game development is a lengthy process, which must be financed by funding sources other than presales of the game. In addition, game development can be a complex process, subject to creative and technical challenges. Unforeseen delays can often arise, putting stress on timetables, budgets and funding resources. By working with game developers and providing them with game development funds in advance of a game’s completion, we are exposed to the risks of our developers experiencing such difficulties.

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There can be no assurance that that any particular game that we agree to publish will succeed in the market.

The selection of commercially successful games from among undeveloped or incompletely developed games is a difficult undertaking, subject to numerous risks, including the risks of failing to correctly anticipate market preferences, failing to publish a game at a time when it can attract market attention and sales, failing to develop a game to a sufficiently sophisticated level so that it can win a lucrative audience, overdeveloping a game so that its initial costs cannot be recouped and other, similar risks. There can be no assurance that any particular game that we agree to publish will succeed in the market. To the extent we are unable to pick a sufficient number of commercially successful games, our business would suffer and our ability to pay dividends to holders of Fig Game Shares would be adversely affected.

We may allocate time and resources across any of the games we publish, in our discretion.

Holders of a particular series of Fig Game Shares will receive dividends from us pursuant to our dividend policy, to the extent that we receive revenue from sales of the associated game or games. The success of games not associated with a given series of Fig Game Shares would not, under our dividend policy, support the payment of dividends to that series of Fig Game Shares. Therefore, the holders of a particular series of Fig Game Shares may have an interest in us devoting as much of our marketing and other publishing resources as possible to the game or games associated with their series of Fig Game Shares, rather than to other games, in order to maximize their returns. However, we intend to distribute our marketing and other publishing efforts across our games in a manner that serves our interests and those of our stockholders as a whole. As a result, we may allocate resources among games in a way that holders of particular series of Fig Game Shares may disagree with. None of our series of Fig Game Shares provide their holders with voting rights.

Any loss or deterioration of our relationships with developers may adversely affect our business.

We work closely with each developer to distribute and market a game. We believe that strong relationships with developers are crucial to successfully publish a game and to build and expand our business. However, we may not be able to maintain good and mutually beneficial relationships with all our developers. Any loss or deterioration of a relationship with a developer could adversely affect the development of the associated game, our efforts to successful publish the game and, ultimately, the availability of dividends for the holders of the Fig Game Shares associated with that game.

A developer may have a limited operating history, which could make it difficult for us to evaluate the developer’s future prospects and for the developer to deliver a developed game on time and as planned.

It may be especially difficult for us to select a commercially successful game before it is developed if the developer has a limited operating history. A new developer frequently faces unanticipated problems, expenses and delays when facing not only the challenges of developing a new game but also establishing and growing a new business. A new developer may present additional risk compared to an established developer. If a developer fails to develop a game on time and as planned, it could harm our business and adversely affect the availability of dividends for the holders of the Fig Game Shares associated with that game.

The procedures we use to evaluate and select a potential developer and game may not reveal all relevant risks or other information regarding the developer or game and may result in an inaccurate assessment of the commercial prospects of a game.

Prior to entering into a license agreement with a developer, we conduct due diligence on the developer and, among other things, seek to estimate game sales. However, our evaluation process and due diligence may not uncover all facts necessary to accurately project the sales of a particular game or otherwise judge the commercial prospects of a game accurately. We may make an inaccurate assessment of the commercial prospects of a game, which could adversely affect our performance and the availability of dividends for the holders of the Fig Game Shares associated with that game.

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A developer, or we, may fail to anticipate changing consumer preferences.

Our business is subject to all of the risks generally associated with the video game industry, which is cyclical in nature and characterized by periods of significant growth and rapid declines. Our future operating results and ability to pay dividends to holders of Fig Game Shares will depend on numerous factors beyond our control, including:

●	Critical reviews, discoverability mechanisms and public tastes and preferences, all of which change rapidly and cannot be predicted;

●	The ability of distributors on licensed platforms to generate cash receipts from sales of games;

●	The ability of any co-publishers to successfully publish games on their licensed platforms;

●	Each developer’s ability to maintain technological solutions and employee expertise sufficient to respond to changes in demand in regard to their games and licensed platforms;

●	International, national and regional economic conditions, particularly economic conditions adversely affecting discretionary consumer spending;

●	Changes in consumer demographics; and

●	The availability of other forms of entertainment competing for the time of game consumers.

In order to plan for promotional activities, we, each developer, any other co-publishers and the licensed platforms must each anticipate and respond to rapid changes in consumer tastes and preferences. A decline in the popularity of a technological type of video game or a video game genre or the video game industry as a whole could cause sales of a game to decline dramatically, or never materialize at all. The period of time necessary to develop a game or enter into agreements with licensed platforms is difficult to predict. During this period, the projected consumer appeal of a particular game could decrease, which could adversely affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

If a developer were to experience a change of control during the development of a game, the impact on our business would be uncertain.

If a developer were to be acquired or experience a change of control, directly or indirectly, during the development of a game, the development of that game may be disrupted. We typically do not permit developers to assign our agreements to another party without our consent. In change of control scenarios not involving the assignment of our agreements, we would likely have less influence, and possibly none, on the extent to which the change of control would affect performance under the license agreement. For example, we could not guarantee that the new management or controlling parties of the developer would adequately perform under the license agreement, and we might not have sufficient resources to pursue successful remedies against the developer. If a change of control in a developer led to a termination of the license agreement, we would under certain circumstances require that the developer repay the Fig Funds. However, we might not have sufficient resources to pursue successful remedies against the developer. This may adversely affect our business and our ability to pay dividends on the Fig Game Shares associated with that game.

A developer may seek additional funding to develop its game in addition to the Fig Funds payments that we provide.

A developer may seek funding to develop a game from various sources and not all of those sources may be certain at the time we enter into a license agreement with a developer and begin providing Fig Funds. These sources may be subject to milestone payments and other restrictive provisions or may not materialize in a timely manner or at all. We endeavor to work with developers who are able to source an entire development budget (including the Fig Funds and amounts raised from the rewards portion of the crowdpublishing campaign on Fig.co). However, there can be no assurance that developers will be ready, willing or able to obtain the funds that are necessary to complete the development of a game, as and when they are needed. Shortfalls in funding for the development of a game could adversely affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

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We, in consultation with a developer, may sell a game in a pre-launch state prior to its completion, at a price lower than the anticipated retail price of the completed game, which would result in lower revenue generated by those sales.

In part for marketing purposes and in part to assist with bug testing, we, in consultation with a developer, may offer a game for sale in a pre-launch state on a third-party platform such as Steam Early Access at a price that is lower than what is expected to be the retail price of the completed game. Revenue generated from these pre-launch sales would be subject to the revenue share of the developer’s license agreement with us; however, it is likely that pre-launch sales would replace post-launch sales that might have generated more revenue. To the extent that pre-launch sales at a lower price replace post-launch sales at a higher price, and the marketing effort represented by the pre-launch sales does not ultimately generate a sufficient sales increase, the overall revenue received from a game could be adversely affected.

In the event we sell a game in a pre-launch state prior to its completion, any reviews or impressions generated by players’ experience with the pre-launch version of the game may generate negative publicity for the game.

In part for marketing purposes and in part to assist with bug testing, we, in consultation with a developer, may offer a game for sale in a pre-launch state on a third-party platform such as Steam Early Access. Testing and debugging typically requires that a game be played for an extended number of hours. By distributing a game in a pre-launch state to a large number of players, a game’s creator can benefit from such players’ playing time to help test and debug the game prior to its completion and launch. However, exposing the game to a large number of players in a pre-launch state runs the risk of generating negative publicity due to the game’s lack of polish or incomplete condition. Any negative publicity due to the release of a game in its pre-launch state could negatively affect sales of the game.

Our business strategy depends on our maintaining productive relationships with many distributors. Certain distributors may control a disproportionate share of the market for the delivery of video games, which may result in distribution arrangements with unfavorable terms.

We cannot predict whether and under what terms and conditions distributors on licensed platforms will agree to distribute a game, and we and any other co-publishers may not be able to attract a sufficient number of distributors to sell such game. For example, distributors may not view an agreement to sell a game as an attractive value proposition due to any number of factors, such as the assumptions and estimates used to determine the estimated future sales receipts of such game. As a result, we or any other co-publishers may be forced to revise the terms of distribution agreements. There are many third-party distributors that make video games available for sale, but certain of these distributors control a disproportionate share of the market for the distribution of video game products, which could lead to unfavorable terms with such distributors. If we or any other co-publishers fail to attract distributors on the licensed platforms or such distributors demand terms that substantially reduce the potential cash receipts from a game, our business and the availability of dividends for the holders of the Fig Game Shares associated with that game could be adversely affected.

Furthermore, under our license agreements, a developer must typically consent to our use of each distributor (other than Fig.co), which consent may not be unreasonably withheld. If we are unable to secure developer consent for a particular distributor, sales of the game maybe adversely affected.

There is intense competition among video game publishers for promotional support from distributors. Promotional support includes, for example, highlighting a game on a distributor’s storefront landing page. To the extent that the numbers of games and game platforms increase, competition may intensify which may require us to increase our marketing expenditure. Distributors typically devote the most and highest quality promotional support to those products expected to be best sellers or editorially featured. We cannot be certain that a game will achieve or maintain “best seller” status or be editorially featured. Due to increased competition for promotional support from distributors, distributors are in an increasingly better position to negotiate favorable terms of sale, including significant price discounts. Each game will constitute a small percentage of most distributors’ sales volume. We cannot be certain that distributors will provide the games we publish with adequate levels of promotional support on acceptable terms.

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We face intense competition to source third-party developers and games from incumbent publishers as well as alternative financing models.

We compete with several parties and business models to source third-party developers and compelling video game projects and intellectual property packages. In part, we compete with traditional publishers, which may be public companies with long operating histories and significantly more resources than us. We also compete in part with smaller publishers, with whom we occasionally cooperate to publish games. Additionally, we sometimes compete with alternative funding sources that developers may seek in order to finance the self-publishing of their games. These alternatives may include, among others, various forms of presales or sales of blockchain based offerings. If we are unable to successful source desirable games and experienced developers on terms favorable to us, our business could be negatively affected.

If the developer or a co-publisher receives the sales receipts before Fig under a license agreement, it may refuse, fail or become unable to make payments to which we are entitled.

If a developer or co-publisher receives game sales receipts before Fig in compliance with the applicable license arrangements, our future success will depend in part on our receiving payments from them equal to Fig’s agreed revenue share. A developer or co-publisher may dispute its obligations to pay us, or may be unwilling or unable to make payments to which we are entitled. In such an event, although we may have direct or indirect audit rights with a developer or co-publisher, we may become involved in a dispute regarding the payment of such amounts, including possible litigation. Disputes of this nature could harm relationships and could be costly and time-consuming to pursue. Payment defaults by, or the insolvency or business failure of, developers or co-publishers could negatively affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game. To hedge against these risks, we seek under our license agreements to have the developer deliver to us an agreed number of valid Steam game keys for the associated game on agreed licensed platforms. A Steam game key is used in the sale and digital distribution of a game, and unlocks a game for use and ownership once it is purchased and activated by the end-user consumer. In the event we are underpaid, we can then sell the Steam game keys in an amount sufficient to offset any underpayments. However, there can be no assurance that this will be an effective or sufficient way to offset the lost revenue we may experience from underpayments from developers or co-publishers.

We are dependent upon the key executives and personnel of our Company and our Parent.

Our success is dependent on the efforts of certain key personnel, including our CEO and sole director, Justin Bailey and our COO, Jonathan Chan. Our success is also dependent on the efforts of certain other personnel of our Parent. The loss of the services of one or more of our, or our Parent’s, key employees could adversely affect our business and prospects. Our success is also dependent upon our ability, and the ability of our Parent, to hire and retain additional qualified operating, marketing, technical and financial personnel. Competition for qualified personnel in the video game industry is intense and we and our Parent may each have difficulty hiring or retaining necessary personnel. If we or our Parent fails to hire and retain the necessary personnel, our business could be adversely affected along with the availability of dividends for the holders of our Fig Game Shares.

There may be actual, potential or perceived conflicts of interest among Fig, our Parent, developers and their respective directors, officers, employees, members and managers and these conflicts may not be resolved in your favor.

Justin Bailey, our Chief Executive Officer and sole director, receives a salary, benefits and equity compensation from our Parent. Mr. Bailey is the CEO and a director of our Parent. Our Parent holds all the outstanding shares of our common stock, which is our only voting security, and thus our Parent has sole control over us. Our Parent provides us with management and administrative services, including the services of Justin Bailey and is compensated for the provision of such services. Jonathan Chan, our COO, also receives a salary, benefits and equity compensation from our Parent, where he serves as COO and as a director. See “Interests of Management and Others in Certain Transactions”. These relationships may represent actual, potential or perceived conflicts of interest between us and our Parent, for example in circumstances where our officers and director are faced with decisions that could have different implications for us and our Parent. Any such conflicts may not be resolved in your favor.

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There may be actual, potential or perceived conflicts of interest between Fig, our Parent, developers and the Advisory Board members of our Parent and these conflicts may not be resolved in your favor.

Our Parent has entered into various agreements with video game developers, which we refer to as Studio Partner Agreements. Pursuant to each of these Studio Partner Agreements, each developer received warrants to purchase shares of our Parent’s common stock that vest and become exercisable when the developer launches a rewards crowdfunding campaign on Fig.co and engages us to publish one of its games. These Studio Partner Agreements may give rise to actual or perceived conflicts of interest. For example, the recipients of our Parent’s equity securities under the Studio Partner Agreements may launch a rewards crowdfunding campaign on Fig.co with the intention of having its warrant vest or increasing the value of such securities, rather than conducting a successful campaign that benefits us and the holders of our Fig Game Shares.

Our Parent has also entered into agreements with the members of its Advisory Board, which we refer to as Advisory Board Agreements. Pursuant to each of these Advisory Board Agreements, the advisors have received options from our Parent to purchase shares of our Parent’s common stock that vest and become exercisable upon the recipient joining the Advisory Board of our Parent. These Advisory Board Agreements may give rise to actual or perceived conflicts of interest. For example, the members of our Parent’s Advisory Board may weigh the interests of our Parent’s securities more heavily than our interests or those holders of our Fig Game Shares or our other game development partners when advising our Parent on our business, including our relations with developers (including their own companies), distributors and other third parties.

We have no established procedures for identifying such real or perceived conflicts and minimizing the extent to which we might favor (as a matter of fact or as a matter of perception) any such developer’s interests over the interests of such other parties. We intend to distribute our marketing and other publishing efforts across games, and otherwise operate our business, in a manner that serves our interests and those of our stockholders as a whole. Nevertheless, real or perceived conflicts of interest between developers with whom we have relationships and other parties may arise, we do not have established procedures for identifying such real or perceived conflicts and minimizing their effects, and these conflicts may not be resolved in your favor.

Dependence on third-party network suppliers may adversely affect our business.

Our success may depend in part upon the capacity, reliability and performance of third-party network infrastructures. Distributors on licensed platforms depend on third parties to provide uninterrupted and error-free service through their telecommunications networks in order to distribute a game or for customers to play a game. This service is subject to physical, technological, security and other risks. These risks include physical damage, power loss, telecommunications failure, capacity limitation, hardware or software failures, defects and breaches of physical and cyber security by computer viruses, system break-ins and others. In any such event, players of games we publish may experience interruptions or delays in their ability to purchase or play such games. Any failure on the part of distributors or their third-party suppliers to ensure that a high data transmission capacity is achieved and maintained could significantly reduce customer demand for any particular game we publish and adversely affect our business and the availability of dividends for the holders of the Fig Game Shares associated with that game.

The video game industry is subject to the increasing regulation of content, consumer privacy and distribution. Non-compliance with laws and regulations could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where we intend to publish games. Such regulation could harm our business by limiting the size of the potential market for our publishing activities and by requiring additional efforts on our part to address varying regulations. For example, data protection laws in the United States and Europe impose various restrictions on websites. If we, a developer, any co-publishers and distributors on the licensed platforms do not successfully respond to these regulations, game sales may decrease and our business may suffer. Generally, any failure by us, any developer, any co-publishers or any distributors on the licensed platforms to comply with laws and regulatory requirements applicable to our business may, among other things, adversely affect our ability to collect game sales receipts and could subject us to damages, lawsuits, administrative enforcement actions and civil and criminal liability.

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Competition in the video game industry is intense and, as a result, we may not be able to achieve our publishing goals, which could adversely affect our business.

Competition in the video game industry is intense. Many new games are introduced each year on a variety of platforms, but only a relatively small number of “hit” titles account for a significant portion of total sales. Competitors of ours range from large established companies to emerging start-ups and we expect new competitors to continue to emerge throughout the world. If competing publishers publish games more successfully than us or distribute games more successfully than our distributors, our sales receipts may decline, which may adversely affect our ability to pay dividends to holders of Fig Game Shares.

Relatively few games achieve significant market acceptance in the video game industry. Each game competes with games that may be developed and published by companies that are substantially larger and have better access to funds than we do. In addition, other companies not currently in the video game industry, including media companies and film studios, may increase their focus on the video game industry and may become significant competitors of ours. Current and future competitors may also gain access to wider distribution networks than we can. Increased competition may also result in price reductions, reduced gross margins and loss of market share for games, any of which could ultimately have a material adverse effect on sales of the games we publish and may adversely affect our ability to pay dividends to holders of Fig Game Shares.

Game sales may depend upon the performance, popularity and availability of particular licensed platforms.

Our revenue is dependent on a small number of platforms that may decline in popularity for reasons beyond our control. Additional development costs to adapt to a new platform may be high and require a complete redesign of a video game’s code base. If a new platform for which new software is developed or modified does not attain significant market penetration, our business could be harmed. From time to time, shortages of physical consoles that may be used to access a game on a licensed platform may negatively affect the sales of games. For example, in 2017, Nintendo acknowledged a shortage of its Switch consoles. We cannot ensure that any platform will be available in sufficient quantity, maintain its popularity or that a game will be playable on any new platform.

If a game contains defects, the game’s reputation and our reputation could be harmed and game sales could be adversely affected.

A game is a complex software program and is difficult to develop, manufacture (in the case of games distributed in physical copy) and distribute. Although a developer and distributors may have quality controls in place to detect defects in the software or physical copies of a game, these quality controls may be subject to human error, overriding and resource constraints and may not be effective in detecting defects in a game before it has been reproduced and released into the marketplace. The occurrence of defects or malfunctions could result in product recalls, product returns and the diversion of our resources, which could adversely affect game sales and our results of operations. Any of these occurrences could also result in the loss of or delay in market acceptance of the game and a loss of sales, which could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Sales receipts from a game may be reduced by the proliferation of “cheating” programs and scam offers that may seek to exploit a game and its players, which could affect the game-playing experience and lead players to stop playing the game.

Unrelated third parties may develop “cheating” programs that enable players to exploit vulnerabilities in a game, play them in an automated way or obtain unfair advantages over other players of a game who do play fairly. These programs degrade the experience of players who play the game fairly. In addition, unrelated third parties may attempt to scam players of a game with fake offers of game benefits. If a developer or distributor is unable to devote their resources to discover and disable these programs quickly, a game’s reputation may become damaged and players may stop playing the game. This may result in lost sales receipts from players who may have purchased a game, increased costs relating to developing technological measures to combat such programs and activities, legal claims relating to the diminution in value of the game’s virtual currency and goods and increased customer service costs needed to respond to dissatisfied players. These occurrences could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

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Games may be subject to piracy by a variety of organizations and individuals and if a developer and platforms are not successful in combating and preventing piracy, our business could be harmed.

Highly organized pirate operations in the video game industry have been expanding globally. In addition, the proliferation of technology designed to circumvent the protection measures integrated into games, the availability of broadband access to the Internet and the ability to download pirated copies of games from various Internet sites all have contributed to ongoing and expanded piracy. Although developers and platforms take steps to make the unauthorized copying and distribution of a game more difficult, their efforts may not be successful. This could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

If a game was found to contain hidden, objectionable content, sales of a game could drop and our business could suffer.

Throughout the history of the video game industry, many video games have been designed to include certain hidden content and gameplay features that are accessible through the use of in-game cheat codes or other technological means that are intended to enhance the gameplay experience. However, in several cases, the hidden content or features were included but unauthorized. From time to time, such hidden content and features have contained profanity, graphic violence and sexually explicit or otherwise objectionable material. If such content or features are included in any game that we publish, this may adversely affect the game’s reputation, causing our business to suffer.

To the extent a game is distributed as a physical copy, we may be subject to various additional risks.

To the extent a distributor on a licensed platform distributes a game in physical copy, the distributor must work with physical retailers, secure adequate supplies of physical copies of the game and ensure that retailers maintain effective inventory and cost controls. Physical copies of games generally require working with independent manufacturers and if those manufacturers do not provide physical copies of a game on favorable terms without delays, the distributor will be unable to deliver the game on competitive terms to retailers when they require them. Additionally, video game retailers typically have a limited amount of physical shelf space and marketing and promotional resources. We cannot be certain that manufacturers will provide physical copies of a game on favorable terms without delays and that retailers will provide a game with adequate levels of shelf space and promotional support on acceptable terms.

If a developer or its game infringes the intellectual property rights of others, disputes and litigation could negatively affect sales of the game.

Some of the images and other content in a developer’s game may inadvertently infringe the intellectual property rights of others. Although developers make efforts to ensure that games do not violate the intellectual property rights of others, it is possible that third parties may still claim infringement. Infringement claims against a developer or us, whether valid or not, may be time consuming and expensive to defend. Such claims or litigation could require us to stop publishing a game, require a developer to redesign the game or require an additional license to distribute the game, all of which would be costly and may adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

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If a developer is not granted trademark, patent and copyright protection for its game, such developer may have difficulty safeguarding its designs, potentially resulting in competitors adopting them and undercutting game sales.

Our success will depend, in part, on each developer’s ability to obtain and enforce intellectual property rights over its game. No assurance can be given that any intellectual property rights of a developer will not be challenged, invalidated or circumvented or that any rights granted will provide competitive advantages. Any challenge, invalidation or circumvention of the intellectual property rights in a game may adversely affect our right to publish the game pursuant to our license agreement. There is no assurance that we or any developer will have sufficient resources to successfully prosecute our interests in any litigation that may be brought. A developer’s failure to adequately protect its intellectual property could result in competitors using its game designs, which would impair our ability to successfully publish the game. Such an event could adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

Our Parent owns all of our common stock, and therefore has effective control over our decision-making.

Our Parent owns, and will be able to exercise voting rights with respect to, all of our outstanding common stock. Our common stock is entitled to one vote per share, while the holders of Fig Game Shares do not have voting rights. As a result, our Parent will continue to hold all of the voting power of our outstanding capital stock following each offering of Fig Game Shares. This gives our Parent effective control over our decision-making. Our Parent is entitled to vote its shares in its own interest, which may not always be in the interests of our stockholders generally or in the interest of holders of a particular series of Fig Game Shares.

You may not have remedies if the actions of our director or officers adversely affect the value of any particular series of our Fig Game Shares.

Holders of a particular series of Fig Game Shares may not have any remedies if any action by our director or officers has an adverse effect on only that series of Fig Game Shares. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that, subject to any applicable provisions of a company’s certificate of incorporation, a board of directors generally owes an equal duty to all stockholders and does not have separate or additional duties to any subset of stockholders. Judicial opinions in Delaware involving stock that track interests of a particular asset have established that decisions by directors or officers involving differing treatment of holders of such shares may be judged under the business judgment rule. In some circumstances, our director or officers may be required to make a decision that is viewed as adverse to the holders of a particular series of Fig Game Shares. Under the principles of Delaware law and the business judgment rule referred to above, you may not be successful in challenging such a decision on the grounds that it had a disparate impact upon the holders of one series of Fig Game Shares.

We may dispose of our assets without your approval.

Our amended and restated certificate of incorporation does not provide voting rights to holders of Fig Game Shares. As a result, we, or all or substantially all of our assets, may be sold or otherwise disposed of, without any person having to seek the approval of any holders of Fig Game Shares. The only stockholder approval that would be required for a sale or other disposal of all or substantially all of our assets would be the approval of the holders of our common stock.

The requirements of complying on an ongoing basis with Regulation A under the Securities Act may strain our resources, aid competitors and divert management’s attention.

Because we are conducting, and have in the past conducted, an offering pursuant to Regulation A under the Securities Act, we are subject to certain ongoing reporting requirements. Compliance with these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our resources compared to non-reporting companies. The requirements of Regulation A make it more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board, as well as qualified officers. Moreover, as a result of the disclosure of information in this report and in other public filings we make, our business operations, operating results and financial condition will become more visible, including to competitors and other third parties. In the video game industry, in particular, commercial agreements, including publishing agreements, are highly confidential. Because we publicly file certain of the license agreements associated with our series of Fig Game Shares, our competitors and those with whom we do business may have an advantage when negotiating terms with us or competing with us to publish the same game.

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If we become subject to regulations governing investment companies, broker-dealers or investment advisers, our ability to conduct business could be adversely affected.

The SEC regulates to a substantial degree the manner in which “investment companies,” “broker-dealers” and “investment advisers” are permitted to conduct their business activities. We believe we have conducted our business in a manner that does not make us an investment company, broker-dealer or investment adviser, and we intend to continue to conduct our business to avoid any such characterizations. If, however, we are deemed to be an investment company, broker-dealer or investment adviser, we may be required to institute burdensome compliance requirements and our activities may be restricted, which would adversely affect our business and our ability to pay dividends to holders of Fig Game Shares.

There are numerous risks with respect to how we structure our business and the structure of our Fig Game Shares. Only investors who can bear the loss of their entire investment should purchase our Fig Game Shares.

Our business model and licensing approach, and the terms of our Fig Game Shares, are novel. As with any new business model, and any new investment opportunity, there are numerous risks, including the risks outlined in this “Risk Factors” section. However, because of the newness of our business model, and our securities, there may possibly be additional risks and uncertainties that we are unable to reasonably foresee at this time. An investment in our Fig Game Shares is highly risky and speculative. Our Fig Game Shares are suitable for purchase only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in our Fig Game Shares, you should not purchase them.

Our Board may decide not to pay a dividend or to reduce the size of a dividend if our Board believes it would be necessary or prudent to retain such earnings in order to avoid a material adverse effect on Fig’s financial condition or results of operations.

We have and intend to continue to issue multiple series of Fig Game Shares and to pay dividends to the holders of each series of Fig Game Shares separately, in each case based on the economic performance of a game to which that particular series of Fig Game Shares relates. Our Board may decide not to pay a dividend or to reduce the size of a dividend if it believes doing so would be necessary or prudent in order to avoid a material adverse effect on our financial condition or results of operations. If that occurs, the unpaid dividend amount would accrue for future payment. However, if our Board decides not to pay a dividend or to reduce the size of a dividend because we were facing difficult financial or operating conditions, there can be no assurance as to whether or when those conditions might improve and whether or when we would reinstate dividend payments or pay past-due dividend amounts. In addition, dividends will not be declared or paid if prohibited under applicable law.

If we fail to provide a sufficiently large Fig Funds amount to support the development of a game, or otherwise fail to provide sufficient support to the publication of the game, the game may not reach its full commercial potential, and our ability to pay dividends to holders of the related Fig Game Shares could be adversely affected.

In order to maximize the amount from which our Board may declare dividends to the holders of a particular series of Fig Game Shares, we must succeed in maximizing the commercial potential of the related game. We may fail to maximize the commercial potential of a particular game for a variety of reasons, including, for example, failing to provide Fig Funds large enough to support the development of the game to a commercially attractive level of sophistication, failing to market the game effectively or failing to provide other publishing services in an effective manner. If we are unable to deploy the Fig Funds and our other services in a way that helps a game reach its full commercial potential, our ability to pay dividends to holders of the related Fig Game Shares, and the size of the amount from which our Board may declare dividends to the holders of the related Fig Game Shares, could be adversely affected. In particular, if we were to raise proceeds from the offering of a particular series of Fig Game Shares, and then pay Fig Funds which amount did not reflect any of the proceeds raised, the holders of those Fig Game Shares would still be eligible to receive dividends pursuant to our dividend policy, but to the extent the Fig Funds were too small to successfully develop the game, the commercial success of the game may suffer and the size of the amount from which our Board may declare dividends would likely be reduced.

We do not plan to subject our allocation of game sales receipts, determination of dividends or allocation of Game Shares Assets to stand-alone audits.

The determination of the amount of dividends (if any) to pay to holders of a particular series of Fig Game Shares will be made by the application of Fig’s formula for allocating sales receipts from the related game or games and determining the portion of Fig’s revenue share that will be payable as dividends to such holders. The application of this revenue sharing and dividend formula for a particular series of Fig Game Shares will be undertaken on a regular basis by Fig’s accounting staff. In addition, the determination of the particular Fig assets and liabilities attributable to a particular game over which the holders of the related series of Fig Game Shares would have preferential rights in our liquidation, or from which such holders may receive distributions, will be made by the application of the definition of “Game Shares Asset” set forth in the certificate of designations for that series of Fig Game Shares to Fig’s assets and liabilities.

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We have not had, and do not plan to have, the calculations resulting from, or the methodologies underlying, our revenue sharing and dividend formula, or our application of the Game Shares Assets definition, subjected to stand-alone audits. As a result, our allocations of revenue and assets to each series of Fig Game Shares will not be audited. There can be no assurance that there will not be errors or misstatements in those calculations, methodologies and applications, which could reduce our revenue share from a particular game, the dividends available to holders of the related series of Fig Game Shares or the assets attributed to a specific game, or increase the liabilities attributed to a specific game, or some combination of the foregoing.

If we were to enter bankruptcy or similar proceedings, there could be no assurance that holders of Fig Game Shares would be able to recover their investments.

If we were to enter a bankruptcy or similar proceeding, there could be no assurance that holders of Fig Game Shares would be able to recover their investments. In the event of our liquidation or similar occurrence, after the payment or provision for payment of our debts and other liabilities, the holders of a particular series of Fig Game Shares will have preferred rights over dividend amounts declared or accrued in respect of their Fig Game Shares but not yet paid, and assets and liabilities related to the associated game or games, but no rights with respect to our other assets, and in some circumstances, holders of our common stock (including our Parent) could receive more assets than holders of preferred stock. We could be compelled to enter such a bankruptcy or similar proceeding if we became unable to pay our debts as they became due. In any such circumstance, after the payment or provision for payment of our debts and other liabilities, there might be limited or no assets remaining for distribution to holders of our Fig Game Shares. In any such case, holders of Fig Game Shares would lose some or all of their investments.

There is no trading market for Fig Game Shares.

There is no trading market for our Fig Game Shares and we do not expect that any such market will ever develop, in part because we have imposed restrictions on the transfer of the Fig Game Shares. As a result, investors should be prepared to retain their Fig Game Shares for so long as they remain outstanding and should not expect to benefit from share price appreciation. Potential investors should consider their investment in our Fig Game Shares as a long-term, illiquid investment of indefinite duration.

Under certain circumstances, we have the right to void a particular sale of Fig Game Shares.

We have the right to void a particular sale of Fig Game Shares, and cancel the shares or compel a purchaser to return them to us, if we have reason to believe that such purchaser acquired the Fig Game Shares as a result of a misrepresentation, including with respect to such purchaser’s representation that it is a “qualified purchaser” or an “accredited investor” as defined pursuant to Regulation A or Regulation D under the Securities Act, respectively, or if such purchaser or the sale to such purchaser is otherwise in breach of the requirements set forth in our amended and restated certificate of incorporation, certificates of designations or bylaws.

Under certain circumstances, we have the right to cancel a series of Fig Game Shares.

Under certain circumstances, we have the right to cancel a series of Fig Game Shares, either in our discretion at any time, or in our discretion following a defined time after the delivery of the associated developed game or games (depending on the particular series of Fig Game Shares and the terms set forth in the associated certificate of designations). We maintain a cancellation right for each series of Fig Game Shares principally in order to be able to avoid the costs of continuing to have the series outstanding after the associated game or games have lost most or all of their earning power. Although the purpose of our cancellation right is to help us avoid incurring unnecessary administrative costs, and thereby benefit us and our stockholders as a whole, there can be no assurance that we will not cancel a series of Fig Game Shares before the earning power of the associated game or games have been exhausted, and thereby deny the holders of such Fig Game Shares some dividends.

If the security of confidential information relating to investors or users of Fig.co is breached or otherwise subjected to unauthorized access, such information could be stolen or misused.

Fig.co stores users’ and investors’ personally identifiable, sensitive data. Fig.co is hosted in data centers that are generally compliant with industry security standards and Fig.co uses security monitoring services; however, any accidental or willful security breach or other unauthorized access could cause secure information to be stolen or misused, including misuse for criminal purposes such as fraud or identity theft. Because techniques used to obtain unauthorized access to systems change frequently, and generally are not recognized until they are launched against a target, the system administrators of Fig.co and Fig.co’s third-party hosting facilities may be unable to anticipate these techniques or implement adequate preventive measures. In addition, many jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause investors and developers to lose confidence in the effectiveness of Fig.co. Any security breach, whether actual or perceived, could harm Fig.co’s and our reputation and could adversely affect our business.

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Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in Item 7 of this report. Historical results are not necessarily indicative of future results.

Overview

Fig is a crowdpublisher of video games. We identify, license, contribute funds to the development of, market, arrange distribution for, and earn receipts from, sales of video games developed by third-party video game developers with whom we enter into publishing agreements.

We work with video game developers through all phases of a game’s development, from funding the development to supporting the game’s commercial release. Initially, we work to identify and source game development projects that we believe are likely to be a commercial success and that we, frequently in cooperation with others, will be able to fund the development of. We then work with the developer to create a crowdpublishing campaign, which we host on our Parent’s website and platform, Fig.co. Each campaign has a fundraising goal, and if the goal is reached we agree to fund and publish the game. In order to finance our operations, in part, we sell securities with returns tied to our revenue from a specific game, which we call Fig Game Shares, in both public and private offerings. We count sales and reservations of securities related to a game towards a campaign’s fundraising goal. Following the campaign, we work with a developer while they develop the game, taking a lighter touch compared to traditional publishers and allowing the developer creative freedom. When the game is ready for commercial launch we publicize the game and work with the developer and co-publishers to distribute and sell the game.

We were incorporated on October 8, 2015 in Delaware as a wholly owned subsidiary of Loose Tooth Industries, Inc., our Parent. We rely substantially on our Parent for support in the conduct of our business. We have only recently begun to recognize limited revenue from our operations and we have little operating history. We have, at this time, limited assets and resources and receive substantial ongoing support from our Parent under the Cost Sharing Agreement, which is described in more detail in “Business— Cost Sharing Agreement with Our Parent”. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services, as well as services relating to information technology support, distribution rights management, facilities, human resources, tax planning, administration, accounting, treasury and insurance. The services of our executive management and other personnel are currently performed by employees and principals of our Parent, and the costs of such services are allocated between us and our Parent pursuant to the Cost Sharing Agreement. We also have a tax sharing agreement with our Parent, which requires us to calculate an income tax provision and deferred income tax balances and make a tax payment to our Parent equal to our tax liability/(benefit) as if we filed our own separate tax return.

Results of Operations

In September 2016, the offering circular for our first public offering of Fig Game Shares, relating to the game Pyschonauts 2, was qualified by the SEC, which was an important milestone in the expansion of our operations and the execution of our business model. In July 2017, our first game was released, Kingdoms and Castles, marking another important milestone. Since then we have entered into additional video game publishing agreements with developers, expanded our crowdpublishing campaigns and released additional games. We are rapidly expanding our operations.

We incurred a net loss of $6.0 million for the year ended September 30, 2017 compared to a net loss of $2.2 million for the year ended September 30, 2016. This increase in net loss was due to increases in general and administrative expenses of $1.0 million and game development expenses of $3.0 million, partially offset by an increase in revenue of $0.2 million. The increase in both general and administrative and game development costs from 2016 to 2017 was principally due to our overall growth and expanded operations.

For the year ended September 30, 2017 we recognized revenue of $0.2 million consisting primarily of revenue from the sales of video games, compared to $8,000 of revenue for the year ended September 30, 2016.

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General and administrative expenses were approximately $2.5 million and $1.5 million for the years ended September 30, 2017 and 2016, respectively. The increase of $1.0 million in general and administrative expenses was principally due to increased marketing costs of $220,000, legal, accounting and other professional fee costs of $340,000, stock based compensation of $120,000, transfer agent fees of $105,000, franchise taxes of $91,000, and payroll expenses of $64,000. Generally, our increased costs were as a result of our expanded business operations. Our increased legal, accounting and transfer agent costs were principally the result of our expanded offerings of Fig Game Shares and our public reporting pursuant to Regulation A. Our increased marketing expenses resulted primarily from the increased number of crowdpublishing campaigns that we ran during the period, and as a result of our initial game releases in fiscal 2017. In March 2017 we effected a reverse stock split intended primarily to reduce our franchise taxes.

During the year ended September 30, 2017, we incurred game development expenses of $3.7 million in connection with the ongoing funding for the development of an increasing number of video games as we expanded our operations. In the prior year, we incurred $0.7 million in game development expenses as we were beginning our operations and funded the development of fewer games.

We expect to incur ongoing expenses as a result of being a public reporting company under the rules applicable to companies that have conducted Regulation A offerings (for legal, financial reporting, accounting and auditing compliance). We expect to incur increasing expenses for our business operations, business development and other general corporate expenses, as our business continues to grow. In addition, we anticipate that our aggregate legal and other offering costs will continue to increase as we increase the frequency of our offerings of Fig Game Shares, although our costs per individual offering may decrease.

Our Parent’s employees provide services to us, and the allocation of expenses to pay the salaries of such employees is set forth in the Cost Sharing Agreement. We share operating space with our Parent, in San Francisco, California.

See Note 3 to our consolidated financial statements for our basis of presentation.

Liquidity and Capital Resources of the Company

We have incurred net losses since our inception. For the years ended September 30, 2017 and 2016, we had net losses of $6.0 million and $2.2 million, respectively, and we expect to incur additional losses in the future. At September 30, 2017, we had an accumulated deficit of $7.6 million. To date, we have generated only limited revenue, and we may never achieve revenue sufficient to offset our expenses.

To date, we have relied on our Parent for liquidity and capital resources, and on issuances of Fig Game Shares and membership interests in limited liability companies in which we are the managing member, which we call LLC Units. In January 2017, our Parent announced that it raised $7.8 million through the private issuance of new Series A preferred securities of its own. Our Parent has used a substantial majority of these proceeds in support of our business and operations, including by contributing some of the proceeds to us and using some to pay compensation to our personnel under the Cost Sharing Agreement. It is our understanding that our Parent intends to make such contributions to us from time to time as needed by us to support our business and operations.

From our inception on October 8, 2015 through September 30, 2017, we have been financed by $2.4 million in cash transfers from our Parent and $3.4 million in net proceeds from issuances of Fig Game Shares and LLC Units.

At September 30, 2017 and 2016, we had approximately $2.1 million and $0.8 million, respectively, in cash. Our primary uses of cash are for legal, accounting, and publishing consultants, game development advances, and marketing for both our crowdpublishing campaigns and the games when they are released.

Net cash provided by (used in) operating activities during the year ended September 30, 2017 and 2016 was approximately ($3.7 million) and $7,000, respectively. The increase in use of cash was due to the ramp up of our crowdpublishing business in which we incurred approximately $2.5 million in general and administrative expenses and $3.7 million in game development expenses during the year ended September 30, 2017. During fiscal 2017, operating expenses contributed by our Parent under the Cost Sharing Agreement was $1.1 million. For the year ended September 30, 2016, we incurred $1.5 million and $0.7 million, in general and administrative expenses and game development expenses, respectively.  During fiscal 2016, operating expenses contributed by our Parent under the Cost Sharing Agreement was $1.4 million.

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Net cash provided by investing activities for the year ended September 30, 2017 was approximately $0.4 million due to the repayment from our Parent of advances aggregating the same amount that we made in fiscal 2016.

Net cash provided by financing activities for the years ended September 30, 2017 and 2016 was approximately $4.6 million and $1.2 million, respectively.  Financing activities during fiscal 2017 consisted primarily of net proceeds of $3.4 million from the issuance of Fig Game shares and LLC Units, and $1.4 million of contributions from our Parent. For the year ended September 30, 2017, we made distribution payments of $0.1 million to holders of LLC Units with rights to receive distributions based on our revenue from game sales. Financing activities during fiscal 2016 consisted of $1.0 million contributed from our Parent and $0.2 million of investor advances.

As of September 30, 2017, we had accumulated net losses of $7.6 million since our inception, of which approximately $4.4 million were game development expenses. As further disclosed below, on September 30, 2016, we and our Parent jointly entered into a loan and security agreement (the “Loan and Security Agreement”) with Silicon Valley Bank, under which we and our Parent, individually and collectively, can borrow up to an aggregate of $1.0 million, all or substantially all of which is intended to be used in support of our business. As of September 30, 2017, borrowings of $600,000 are outstanding under the Loan and Security Agreement. Principal repayments by the Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate commenced April 1, 2017.

For the year ending September 30, 2018, we expect our revenue to increase as we release more video games that we have licensed for publication, including higher budget games, such as Pillars of Eternity II. Similarly, we expect to incur increased costs in the year ending September 30, 2018, as we support the release of additional video games and ramp up our operations. We intend to continue licensing video games and publishing them in the year ending September 30, 2018, including releasing the games we have already licensed for publication. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the future. We do not expect our revenue from the sales of our games together with our cash on hand and net proceeds from the sale and issuances of Fig Game Shares to be sufficient to fund our operations for a period of at least one year from the date the financial statements are issued and we will need additional financing, including from our Parent, to continue our operations over that period.

Loan and Security Agreement with Silicon Valley Bank

On September 30, 2016, we and our Parent jointly entered into the Loan and Security Agreement with Silicon Valley Bank (“SVB”), under which we and our Parent, individually and collectively, can, subject to the terms and conditions of the Loan and Security Agreement, borrow up to an aggregate of $1.0 million from SVB for use as working capital and for general business purposes. It is our intention, as well as our Parent’s intention, that all or substantially all of the borrowed amounts be used in support of our business. Pursuant to the agreement, SVB made advances available by December 31, 2016 in the aggregate principal amount of $1.0 million, including one advance, in the principal amount of $250,000, upon our Parent having received a fully executed term sheet evidencing an investment commitment to purchase at least $5.0 million of its equity securities. Repayments are due to SVB in 30 equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. Outstanding advances are repayable in full on September 1, 2019. Repayment is secured by a first priority security interest in favor of SVB in substantially all of our and our Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on us and our Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non-affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the Loan and Security Agreement. In connection with the Loan and Security Agreement, our Parent issued to SVB a ten-year warrant to purchase 104,529 shares of our Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions.

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The foregoing is only a summary of the loan and security agreement, and is qualified in its entirety by reference to the agreement itself.

We and our Parent are jointly and severally liable under the Loan and Security Agreement. We have agreed with our Parent that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for our direct benefit, in such amounts, at such times and under such terms as determined by us.

In October 2016 and December 2016, our Parent borrowed $750,000 and $250,000, respectively, under the Loan and Security Agreement, and repaid $250,000 to SVB in December 2016Principal repayments by our Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate, commenced April 1, 2017. As of September 30, 2017, borrowings of $600,000 are outstanding and recognized on our Parent’s financial statements.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had minimal revenue and significant losses. Accordingly, we have depended on our Parent and sales of Fig Game Shares to fund our operations and there is a risk that we and our Parent may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our consolidated financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Contractual Commitments

Current agreements relating to our operations, such as rental commitments, are in the name of our Parent. We will continue to operate under the Cost Sharing Agreement, pursuant to which our Parent and we agree to share costs of the support and services provided by our Parent. See “Business—Cost Sharing Agreement with Our Parent”.

Under the video game publishing license agreements that we have entered into we have incurred the following material ongoing contractual commitments, as of September 30, 2017:

Game Title	Fig Funds Committed

Psychonauts 2	$600,000 (as of the date indicated above, $435,000 has been paid to the developer).

We are not otherwise committed to make any material capital expenditures, and other agreements relating to our operations, such as rental commitments, are in the name of our Parent.

Game-Specific Accounting

Accounting for a Particular Game’s Sales and Assets and Liabilities

We receive sales receipts for each particular game that we publish net of distributors’ and certain other fees. We deposit the amounts we receive for each game into a separate account or sub-account under our control. We then allocate receipts into a revenue share for the developer and a revenue share for ourselves; depending on the particular campaign, deduct the Fig Service Fee; depending on the particular campaign, apply the Fig Game Shares Allotment Percentage; and pay a specified portion of the Fig Game Shares allotment to the holders of the associated Fig Game Shares, in the form of dividends, subject to our dividend policy.

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The application of revenue sharing and dividend formulas to sales receipts, and the allocation of relevant assets and liabilities to particular games, is reflected in our accounting records and subject to our internal accounting controls. This process and the tables below are not prepared in accordance with generally accepted accounting principles, or GAAP. Non-GAAP disclosures have limitations as analytical tools; should not be viewed as a substitute for or in isolation from GAAP financial measures; and may not be comparable to other companies’ non-GAAP financial measures. In addition, we do not subject the calculations resulting from, or the methodologies underlying, the foregoing procedures to stand-alone audits. Our allocations of revenues and assets to each game and series of Fig Game Shares are not audited.

The table below sets forth the sharing of sales receipts by game for each of our principal games as of the date of the table.

Sharing of Sales Receipts by Game

For the Year Ended September 30, 2017 (Unaudited) (1)

Fig Game (2)	Gross Receipts to Fig	Fig Service Fee	Adjusted Gross Receipts	Fig’s Revenue Share	Specified Portion for Dividends on Related Fig Game Shares	Aggregate Dividends on Related Fig Game Shares
Psychonauts 2	$0	$0	$0	$0	70%	$0
Jay and Silent Bob: Chronic Blunt Punch	$0	$0	$0	$0	85%	$0
Consortium: The Tower	$0	$0	$0	$0	85%	$0
Wasteland 3	$0	$0	$0	$0	70%	$0
Pillars of Eternity II: Deadfire	$0	$0	$0	$0	85%	$0
Phoenix Point	$0	$0	$0	$0	85%	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games; however, such games are not related to any securities sold by us pursuant to Regulation A.

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The table below sets forth the attribution of assets and liabilities by game for each of our principal games as of the date of the table.

Allocation of Assets and Liabilities by Game
As of September 30, 2017 (Unaudited) (1)

Fig Game (2)	License Agreement Assets (3)	Other Assets (4)	License Agreement Liabilities (5)	Other Liabilities(6)	Net Equity (7)
Psychonauts 2	$0	$0	$0	$0	$0
Jay and Silent Bob: Chronic Blunt Punch	$0	$0	$0	$0	$0
Consortium: The Tower	$0	$0	$0	$0	$0
Wasteland 3	$0	$0	$0	$0	$0
Pillars of Eternity II: Deadfire	$0	$0	$0	$0	$0
Phoenix Point	$0	$0	$0	$0	$0

(1)	This table has not been prepared in accordance with GAAP. Non-GAAP disclosures have limitations as analytical tools, and should not be viewed as a substitute for or in isolation from measures of financial performance, financial position or cash flows determined in accordance with GAAP; nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies.

(2)	We have also entered into license agreements to publish additional games, however, such games are not related to any securities sold by us pursuant to Regulation A.

(3)	Includes cash on hand, accounts receivable, prepaid expenses and other assets of Fig to the extent attributed to the publishing rights held by us under the related game license agreement.

(4)	Includes assets acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including the net proceeds of any issuances, sales or incurrences in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation, and the proceeds of any disposition of any License Agreement Assets or Other Assets.

(5)	Includes accrued liabilities, accounts payable and other liabilities of Fig to the extent attributed to the publishing rights held by Fig under the related game license agreement.

(6)	Includes liabilities acquired or assumed by Fig for the account of the publishing rights held by Fig under the related game license agreement, or contributed, allocated or transferred to Fig in connection with such publishing rights (including indebtedness of Fig incurred in connection with such publishing rights), in each case, after the date of the corresponding preferred stock designation.

(7)	Equals the sum of the amounts in the columns to the left.

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Item 3.	Directors and Officers

Our Executive Officers and Directors

Our directors, executive officers and other significant individuals, and their positions and ages as of December 31, 2017, terms of office, and approximate hours of work per week are as follows:

Name	Position (1)	Age	Term of Office	Approximate hours per week for part-time employees
Justin Bailey	Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Sole Director	42	Began October 8, 2015	(1)
Jonathan Chan	Chief Operating Officer	41	Began October 8, 2015	(1)

(1)	Our Chief Executive Officer and sole director, Justin Bailey, is also the CEO and a director of our Parent, and our Chief Operating Officer, Jonathan Chan, holds the same position at our Parent as well. As part of their duties in their roles at our Parent, they each devote a substantial portion of their working time us and our business. For a description of the Cost Sharing Agreement under which employee expenses in regard to them may be shared by us and our Parent, please see “Business — Cost Sharing Agreement with Our Parent”.

There are no family relationships between any two or more of our directors, executive officers or significant employees. During the past five years, none of the persons identified above has been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses.

Justin Bailey has served our sole director and Chief Executive Officer since inception. Mr. Bailey has also served as Chief Executive Officer of our Parent since he founded our Parent in late 2014. Mr. Bailey’s work in video games includes experience publishing a variety of premium, free-to-play, and mobile games, such as Broken Age (formerly known as Double Fine Adventures), Massive Chalice, and Middle Manager of Justice. Mr. Bailey currently serves as a director of Double Fine Productions, Inc., a position he has held since September 2013, and he previously served as the Chief Operating Officer of Double Fine Productions, Inc. a position he held from July 2012 to March 2015 where he established a new independent publishing label called “Double Fine Presents”. His responsibilities included running publishing, operations, and studio strategy. From August 2011 to June 2012, Mr. Bailey worked with various investors and investment groups interested in funding video games. From January 2010 to July 2011, Mr. Bailey served as Vice President, Business Planning and Development at Perfect World Entertainment where he led all acquisitions, investments, licensing, strategic planning, and developer relations activities in North America, Korea, and Europe, and from 2008 to 2010 he served in business development at Namco Bandai Games America where he participated in mid-term M&A strategy, ran greenlight committees, and created title forecasts and P&Ls. Mr. Bailey holds a Bachelor of Business Administration degree from the M.J. Neeley School of Business, Texas Christian University.

Jonathan Chan has served as our Chief Operating Officer since October 2016, when he also began serving as Chief Operating Officer of our Parent. He served as our and our Parent’s Vice President, Business Development and Strategy from August 2015 to October 2016. From 2010 to 2015, Mr. Chan served as Senior Director, Business Development for Electronic Arts, where he led a business development team focused on digital publishing. At Electronic Arts, he worked with independent developers on deals with EA Partners, Electronic Arts’ third-party publishing arm, and Origin, Electronic Arts’ PC game storefront and community. From 2006 to 2010, Mr. Chan was an investment banker with McNamee Lawrence & Co., a boutique investment bank, where he advised technology companies on mergers and venture capital transactions. From 2001 to 2006, Mr. Chan served as a corporate and securities lawyer at the law firm Wilson Sonsini Goodrich& Rosati, where he advised technology companies on mergers and venture capital transactions. Mr. Chan holds a B.A. in Economics and Political Science from Rice University and a J.D. from Harvard Law School.

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Our Parent’s Executive Officers and Directors

Justin Bailey has served on our Parent’s board of directors and as its Chief Executive Officer since its inception. See “— Our Executive Officers and Directors” for his biography.

Jonathan Chan has served on our Parent’s board of directors since March 2017, and as its Chief Operating Officer since October 2016. See “— Our Executive Officers and Directors” for his biography.

Tim Schafer has served on our Parent’s board of directors since March 2015. Mr. Schafer is a games industry veteran, and has served as the Chief Executive Officer of Double Fine Productions, Inc. since its inception in July 2000. Mr. Schafer founded Double Fine Productions, Inc. after his departure that year from LucasArts, where he had helped design and develop many games, including Grim Fandango. Double Fine Productions, Inc. is the developer of many critically acclaimed video games, including the original Psychonauts and Brütal Legend. Double Fine Productions, Inc. is in the process of developing Psychonauts 2, a campaign for which was completed on Fig.co in January 2016. In February 2012, Mr. Schafer launched a record-breaking multi-million dollar crowdsourced funding campaign, Double Fine Adventures (ultimately named Broken Age), becoming the most funded and backed project ever on Kickstarter at that time, helping to establish Kickstarter and other crowdfunding mechanisms as a viable alternative to traditional venture capital and publisher funding for niche video game titles. In 2012, Mr. Schafer was listed among Fast Company’s Top 100 Most Creative People, and in 2006, he received a BAFTA Video Games Best Screenplay award for the original Psychonauts. Mr. Schafer received a bachelor’s degree from the University of California, Berkeley.

Nabeel Hyatt has served on our Parent’s board of directors since March 2015. Mr. Hyatt is an early-stage investor and supporter of entrepreneurs building hardware, software and services startups that offer creative solutions to practical, everyday problems. Since February 2012, Mr. Hyatt has served as a partner at Spark Capital, a venture capital firm that invests in startup companies. Mr. Hyatt previously served as General Manager at Zynga Inc. from 2010 to 2012. Prior to that, Mr. Hyatt served as Chief Executive Officer of Conduit Labs, a social gaming startup company he co-founded in 2007, until August 2010 when it was acquired by Zynga, Inc. From August 2001 to November 2005, Mr. Hyatt helped start and then lead product development at Ambient Devices, an MIT Media Lab spin-out that worked with designers such as Yves Behar and Frank Gehry to bring a blend of IT and modern design to consumers. Mr. Hyatt received a B.A. in Design from the Maryland Institute College of Art, and studied Computer Science at Purdue University.

Jon Goldman has served as a director of our Parent since March 2017. Based in Los Angeles, Mr. Goldman is Managing Partner for Skybound, the IP holder of The Walking Dead and other top IPs. Mr. Goldman is also a Venture Partner at Greycroft, focused on videogames, VR/AR and eSports.  Previously, Mr. Goldman served as board member and CEO for two portfolio companies at Jerusalem Venture Partners in videogames and online video. Mr. Goldman was a founder, Chairman and CEO of Foundation 9 Entertainment, the largest independent videogame developer in the world at the time with 11 studios and 1000 employees. He sold the company in 2006. Foundation 9’s studios created hundreds of videogames based on top tier global brands such as Star Wars, The Matrix, The Simpsons and Lord of the Rings. Mr. Goldman started his career at a boutique investment bank focused on US-Asia strategic deals. Jon attended Harvard, where he graduated magma cum laude in Asian Studies and Phi Beta Kappa, as well as the University of Kyoto and the entrepreneurial management program at UCLA’s Anderson School of Management. Mr. Goldman is an advisor to YouTube channel Machinima, female-focused video network Deca, language learning venture Jamtok, and real money casual gaming start up Oddz, and he was an investor in mobile developer Quark Games. Mr. Goldman is a board member of Common Cents, the largest children’s participatory philanthropy program in the United States.

Our Parent’s Advisory Board

Our Parent has an Advisory Board, which is merely advisory and has not been delegated any power by our Parent’s board of directors, consisting of the following persons:

Tim Schafer has served as a director of our Parent since March 2015. See “— Our Parent’s Executive Officers and Directors” for his biography.

Alex Rigopulos co-founded Harmonix Music Systems, Inc., a video game development company, in 1995 with the mission of inventing new ways for non-musicians to experience the joy of making music, and served as Chief Executive Officer of Harmonix until May 2014 when he became the Chief Creative Officer. Prior to Harmonix, Alex studied computer music at the MIT Media Lab and music composition at MIT.

Feargus Urquhart has been active in the video game industry since 1991, and rose to become the President of Black Isle Studios in the late 1990s. In June 2003, Mr. Urquhart co-founded Obsidian Entertainment, Inc. and he has served as its Chief Executive Officer since its founding. Obsidian Entertainment, Inc. is one of the world’s premiere role-playing game development studios. Focusing on role-playing games (RPGs), Mr. Urquhart has helped develop or publish the video games Baldur’s Gate; Fallout 1 & 2; Fallout: New Vegas; Planescape : Torment; South Park: The Stick of Truth; and Pillars of Eternity.

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Aaron Isaksen is an early investor in our Parent and has been working in the digital entertainment and games industry since 1999. In June 2003, Mr. Isaksen co-founded AppAbove Games, a mobile games developer and publisher, where he currently serves as Co-President and Chief Executive Officer. In 2010, he also co-founded Indie Fund, a funding source for independent game developers. Since July 2014, Mr. Isaksen has served as Chairman of IndieBox, and he served as festival chair for IndieCade East 2014, a conference and festival celebrating independent video games. Mr. Isaksen is a frequent speaker at game conferences and a well-respected authority in the interactive entertainment industry. Mr. Isaksen received a Master’s degree in Electrical Engineering and Computer Science (EECS) from the Massachusetts Institute of Technology (MIT) in 2001 and a Bachelor’s degree in EECS from UC Berkeley in 1998. Mr. Isaksen is also a Ph.D. Student at the NYU Polytechnic School of Engineering Game Innovation Lab.

Brian Fargo has been in the games business since its infancy having founded Interplay Entertainment in 1983, where he served as Chief Executive Officer until 2001. Interplay Entertainment became a top 5 PC games publisher in the mid-1990s, having produced some of the most well-known video game franchises in the industry, including Bard’s Tale, Wasteland and Fallout. Interplay Entertainment also helped to launch the careers of the founders of some of the biggest video game developers in the world, such as Blizzard, Bioware and Treyarch. While at Interplay Entertainment, Mr. Fargo brought Universal/MCA in as an equity partner and later took Interplay Entertainment public in 1998. In addition, Mr. Fargo has served on our Board of the Interactive Digital Software Association, given key speeches at the industry’s leading shows. Most recently, he was the keynote speaker at GDC China in November 2011. Mr. Fargo formed inXile in January 2002, where he serves as Chief Executive Officer, a position he has held since its inception. Mr. Fargo has helped raise millions of dollars of crowdsourced funding via Kickstarter for other inXile games, such as Wasteland 2 (just under $3 million), Torment: Tides of Numenera (just over $4 million) and The Bard’s Tale IV (over $1.5 million).

Studio Partner Agreements

We believe that our initial success is in part dependent on our ability to attract established developers, particularly so we can publish follow-ons to games with existing fan bases. To facilitate this, our Parent has entered into four agreements with developers, which we refer to as Studio Partner Agreements. Pursuant to these Studio Partner Agreements, our Parent issued to developers warrants to purchase shares of its common stock, which vest and become exercisable when the applicable developer launches a rewards crowdfunding campaign on Fig.co and engages us to publish one of its games.

The shares potentially issuable upon the exercise of the warrants issued by our Parent pursuant to the Studio Partner Agreements are set forth in the table below:

Developer	Number of Shares of Our Parent that May be Purchased Pursuant to Warrants Granted
Double Fine Productions, Inc.	276,186 shares
Harmonix Music Systems, Inc.	200,000 shares
Obsidian Entertainment, Inc.	276,186 shares
inXile Entertainment, Inc.	276,186 shares

Advisory Board Agreements

We believe that our initial success is in part dependent on our ability to attract qualified video game industry professionals to provide us with ongoing industry- and market-related advice. To facilitate this, our Parent has entered into agreements, which we refer to as Advisory Board Agreements, with the four members of its Advisory Board, who provide advice to Fig as well as our Parent. Three of these Advisory Board members are executives of video game developers that have entered into Studio Partner Agreements. Pursuant to these Advisory Board Agreements, the advisors or the developers that employ them have received options from our Parent to purchase our Parent’s common stock that vest and become exercisable upon the recipient joining our Parent’s Advisory Board.

Our Parent issued options to purchase shares of its common stock to the members of its Advisory Board as set forth in the following table:

Advisory Board Member	Position at Game Developer	Number of Shares of Our Parent that May be Purchased Pursuant to Options Granted
Tim Schafer	CEO, Double Fine Productions, Inc.	200,000 shares
Alex Rigopulos	Chief Creative Officer, Harmonix Music Systems, Inc.	200,000 shares
Feargus Urquhart	CEO, Dark Rock Industries Limited and CEO, Obsidian Entertainment, Inc.	200,000 shares
Aaron Isaksen	Co-President and CEO, AppAbove Games	200,000 shares
Brian Fargo	CEO, inXile Entertainment, Inc.	200,000 shares (1)

(1)	Options granted to inXile, not Mr. Fargo individually.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table includes the total compensation for the last completed fiscal year of our directors and executive officers.

Name	Capacities in which Compensation was Received	Salary (3)	Other Compensation (4)	Total Compensation (3)
Justin Bailey (1)	Chief Executive Officer and Sole Director	$88,640	$-	$88,640
Jonathan Chan (2)	Chief Operating Officer	$165,000	$47,740	$212,740

(1)	Our Chief Executive Officer and sole director, Justin Bailey, is also the CEO and a director of our Parent. As part of his duties in those roles, he devotes a substantial portion of his working time to us and our business. He receives compensation from our Parent, 50% of which is allocated to our Parent and 50% of which is allocated to Fig. See “Business — Cost Sharing Agreement with Our Parent”.

(2)	Our Chief Operating Officer, Jonathan Chan, is also the Chief Operating Officer and a director of our Parent. As part of his duties in those roles, he devotes substantially all of his working time to Fig and our business. He receives compensation from our Parent, all of which is allocated to us. See “Business — Cost Sharing Agreement with Our Parent”.

(3)	For the year ended September 30, 2017, we incurred, on an allocation basis, approximately $637,000 in salaries and benefits paid to all employees, including the salaries allocated to Messrs. Bailey and Chan. See our consolidated financial statements included elsewhere in this Form 1-K.

(4)	Represents the aggregate grant date fair value of awards of options to purchase shares of common stock of our Parent, computed in accordance with FASB ASC Topic 718 on an allocated basis.

Indemnification Agreements

Our amended and restated certificate of incorporation and our bylaws provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, we have entered into separate indemnification agreements with our director and executive officer.

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Item 4.	Security Ownership of Management and Certain Securityholders

The following table sets forth the numbers and percentages of our outstanding voting securities beneficially owned as of December 31, 2017 (as qualified in the footnotes thereto) by:

●	each person known to us to be the beneficial owner of more than 10% of any class of our outstanding voting securities;

●	each of our directors;

●	each of our executive officers; and

●	all of our directors and executive officers as a group.

Our voting securities consist solely of our common stock. Fig Game Shares do not have any voting rights.

Beneficial ownership is determined in accordance with SEC rules and generally includes sole or shared voting or investment power with respect to voting securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any voting securities that such person or any member of such group has the right to acquire within 60 days of the date of this annual report. For purposes of computing the percentage of our outstanding voting securities held by each person or group of persons named above, any securities that such person or persons has the right to acquire within 60 days of the date of this annual report are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Beneficial ownership as determined under SEC rules is not necessarily indicative of beneficial or other ownership for any other purpose. The inclusion herein of any securities listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the business address of each person listed is c/o Fig Publishing, Inc., 599 Third Street, Suite 211, San Francisco, California 94107.

	Common Stock (1)
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percentage Shares Beneficially Owned (2)

Loose Tooth Industries, Inc.	1,000		100.0%
Justin Bailey	1,000	(3)	100.0%
Jonathan Chan	0		0.0%
All directors and executive officers as a group (two individuals)	1,000	(3)	100.0%

(1)	The persons named in the table have sole voting and investment power with respect to all shares of common stock shown as being beneficially owned by them, subject to community property laws where applicable and any other information contained in the footnotes to this table.

(2)	Based on 1,000 shares of common stock issued and outstanding as of December 31, 2017.

(3)	Justin Bailey is the Chief Executive Officer and a director of Loose Tooth Industries, Inc., and has voting and dispositive power with respect to our common stock held by Loose Tooth Industries, Inc. Loose Tooth Industries, Inc. is the holder of 100.0% of our outstanding common stock. By virtue of the foregoing, Mr. Bailey is deemed for the purposes hereof to beneficially own all of our outstanding voting securities. Mr. Bailey is our sole director and our Chief Executive Officer. Mr. Chan is our Chief Operating Officer.

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Item 5.	Interest of Management and Others in Certain Transactions

Justin Bailey, our Chief Executive Officer and sole director, is also the Chief Executive Officer, a director and the largest stockholder of our Parent. Jonathan Chan, our Chief Operating Officer, holds the same position at our Parent, where he also serves as a director. Messrs. Bailey and Chan each receives a salary, benefits and equity compensation from our Parent. See “Directors, Executive Officers and Other Significant Individuals”. Pursuant to the Cost Sharing Agreement, our Parent provides us with management and administrative services. See “Business — Cost Sharing Agreement with Our Parent”.

In 2015, our Parent entered into four agreements with video game developers, which we refer to as Studio Partner Agreements. Pursuant to these Studio Partner Agreements, each developer that is party thereto has received a warrant from our Parent to purchase shares of our Parent’s common stock that vest and become exercisable upon the developer’s launching a rewards crowdfunding campaign on Fig.co and engaging us to publish or co-publish one of its games. See “Directors, Executive Officers and Other Significant Individuals – Studio Partner Agreements”.

During the year ended September 30, 2016, we made certain short-term advances to our Parent while our Parent was in the process of a financing transaction. As of September 30, 2016, we had approximately $389,000 in outstanding advances to our Parent. Our Parent repaid this amount in full subsequent to September 30, 2016; as a result, we recognized these amounts as current assets in the accompanying consolidated balance sheet as of September 30, 2016.

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Item 6.	Other Information

Aggregate gross proceeds from the sale of our closed Regulation A offerings of Fig Game Shares – Wasteland 3, Fig Game Shares – Pillars of Eternity II and Fig Game Shares – Phoenix Point were $492,000, $1,532,000 and $495,500, respectively. As of the date of this report, 492, 1,532, and 991 such shares, respectively, are outstanding and we do not intend to sell any additional such shares. As of the date of this report, the Fig Funds amount, pursuant to our license agreement for the publishing of Wasteland 3, Pillars of Eternity II and Phoenix Point is $1,477,000, $1,542,000 and $500,000, respectively, and the Allocation Percentage is 33.3% (492/1,477), 99.4% (1,532/1,542) and 99.1%, respectively.

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Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholder of Fig Publishing, Inc.

We have audited the accompanying consolidated balance sheets of Fig Publishing, Inc. and Subsidiaries (the “Company”) as of September 30, 2017 and 2016, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fig Publishing, Inc. and Subsidiaries as of September 30, 2017 and 2016, and the consolidated results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As more fully described in Note 2, the Company has not generated any significant revenue, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Marcum LLP

Marcum LLP

New York, NY

January 19, 2018

F-2

FIG PUBLISHING, INC.

CONSOLIDATED BALANCE SHEETS

	September 30,
	2017	2016

ASSETS
Current assets:
Cash	$2,132,710	$787,454
Accounts receivable	31,369	-
Accounts receivable – related party	-	24,346
Prepaid expenses	37,057	-
Funds temporarily held by Parent	-	159,480
Advances to Parent	-	388,928
Total current assets	2,201,136	1,360,208

Deferred offering costs	-	471,000
Total assets	$2,201,136	$1,831,208

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$115,753	$350,328
Accrued game development expenses	1,608,000	600,000
Accrued other expenses	45,475	-
Investors' advances	-	328,485
Total current liabilities	1,769,228	1,278,813

Commitments and Contingencies

Stockholder's equity (See Note 8):
Preferred stock, $0.0001 par value; 100,000 shares authorized; 4,227 and -0- shares issued and outstanding as of September 30, 2017 and 2016, respectively	-	-
Common stock, $0.0001 par value; 10,000 shares authorized; 1,000 shares issued and outstanding as of September 30, 2017 and 2016	-	-
Additional paid-in capital	8,137,602	3,104,154
Stock subscription receivable	(86,394)	-
Accumulated deficit	(7,597,743)	(2,551,759)
Noncontrolling interest in consolidated entities	(21,557)	-
Total stockholder's equity	431,908	552,395
Total liabilities and stockholder's equity	$2,201,136	$1,831,208

The accompanying notes are an integral part of these consolidated financial statements.

F-3

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended September 30,
	2017	2016

Revenue:
Licensed game revenue share	$201,913	$-
Marketing revenue	6,983	6,371
Marketing revenue – related party	-	1,500
Total revenue	208,896	7,871

Operating expenses:
General and administrative	2,504,032	1,495,700
Game development	3,721,700	675,000
Total operating expenses	6,225,732	2,170,700

Net loss	$(6,016,836)	$(2,162,829)

Net loss attributable to non-controlling interests	$(970,852)	$-

Net loss attributable to controlling interest	$(5,045,984)	$(2,162,829)

Weighted average shares outstanding, basic and diluted	1,000	1,000

Basic and diluted net loss per share	$(5,045.98)	$(2,162.83)

The accompanying notes are an integral part of these consolidated financial statements.

F-4

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

For the Year Ended September 30, 2017

	Preferred Stock		Common Stock		Additional Paid-in	Net Transfers From	Stock Subscription	Accumulated	Non controlling	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Capital	Parent	Receivable	Deficit	Interest	(Deficit)
Balance - October 1, 2016	-	$-	-	$-	$-	$242,161	$-	$(388,930)	$-	$(146,769)
Issuance of common stock to Parent	-	-	1,000	-	-	-	-	-	-	-
Reclassification of net transfers from Parent into additional paid-in capital	-	-	-	-	242,161	(242,161)	-	-	-	-
Contributions from Parent upon Company's formation	-	-	-	-	251,309	-	-	-	-	251,309
Cash contribution from Parent	-	-	-	-	1,000,000	-	-	-	-	1,000,000
Stock based compensation contributed by Parent	-	-	-	-	69,105	-	-	-	-	69,105
Other contributions by Parent	-	-	-	-	1,541,579	-	-	-	-	1,541,579
Net loss	-	-	-	-	-	-	-	(2,162,829)	-	(2,162,829)
Balance - September 30, 2016	-	$-	1,000	$-	$3,104,154	$-	$-	$(2,551,759)	$-	$552,395
Issuance of preferred stock, net of offering costs of $609,000	4,227	-	-	-	2,307,286	-	(86,394)	-	-	2,220,892
Cash contribution from Parent	-	-	-	-	1,418,553	-	-	-	-	1,418,553
Stock based compensation contributed by Parent	-	-	-	-	188,913	-	-	-	-	188,913
Other contributions by Parent	-	-	-	-	1,117,360	-	-	-	-	1,117,360
Payment of offering costs by Parent	-	-	-	-	1,336	-	-	-	-	1,336
Issuance of LLC Units	-	-	-	-	-	-	-	-	1,120,243	1,120,243
Distributions to LLC Unit holders									(170,948)	(170,948)
Net loss	-	-	-	-	-	-		(5,045,984)	(970,852)	(6,016,836)
Balance - September 30, 2017	4,227	$-	1,000	$-	$8,137,602	$-	$(86,394)	$(7,597,743)	$(21,557)	$431,908

The accompanying notes are an integral part of these consolidated financial statements.

F-5

FIG PUBLISHING, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended September 30,
	2017	2016

Cash Flows From Operating Activities:
Net loss	$(6,016,836)	$(2,162,829)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation contributed by Parent	188,913	69,105
Other expenses contributed by Parent	1,117,360	1,426,465
Write-off deferred offering costs	13,236	-
Changes in operating assets and liabilities:
Prepaid expenses	(37,057)	-
Accounts receivable	(7,023)	-
Accounts payable	41,217	74,636
Accrued game development expenses	1,008,000	600,000
Accrued other expenses	18,075	-
Net cash provided by (used in) operating activities	(3,674,115)	7,377

Cash Flows From Investing Activities:
Advances to Parent	(759,428)	(388,928)
Repayment of advances to Parent	1,148,356	-
Net cash provided by (used in) investing activities	388,928	(388,928)

Cash Flows From Financing Activities:
Proceeds received from issuance of preferred game shares	2,551,120	-
Investors' advances, net of funds temporarily held by Parent	159,480	169,005
Cash contribution from Parent	1,418,553	1,000,000
Proceeds from issuance of LLC Units	1,089,950	-
Payment of offering costs	(445,112)	-
Distribution payments to LLC Unit holders	(143,548)	-
Net cash provided by financing activities	4,630,443	1,169,005

Net increase in cash	1,345,256	787,454

Cash:
Beginning	787,454	-
Ending	$2,132,710	$787,454

Non-cash activities:
Issuance of common stock to Parent	$-	$100
Reclassification of Net transfer from Parent to Additional paid-in capital	$-	$242,161
Contributions from Parent upon Company's formation	$-	$251,309
Investors' advances included in funds temporarily held by Parent	$-	$159,480
Deferred offering costs contributed by Parent	$-	$90,768
Deferred offering costs included in accounts payable	$5,940	$275,692
Reclassification of previous investors’ advance to non-controlling upon closing of sale of LLC Units in consolidated variable interest entities	$50,000	$-
Reclassification of deferred offering costs to equity upon closing of sale of preferred game shares	$459,000	$-
Reclassification of previous investors’ advance to equity upon closing of sale of preferred game shares	$278,485	$-
Accounts receivable due from related party contributed by Parent	$-	$24,346

Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

FIG PUBLISHING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND BUSINESS

Nature of Operations

Fig Publishing, Inc. was incorporated in the State of Delaware on October 8, 2015 and is a wholly-owned subsidiary of Loose Tooth Industries, Inc. (the “Parent”). Fig Publishing, Inc. is an early-stage entity and has relied significantly on its Parent for support in the conduct of business since its inception. Its Parent was formed on October 27, 2014 but its operations did not commence until April 2015. In June 2016, the Company entered into an agreement with the Parent (the “Cost Sharing Agreement”), pursuant to which the Company and the Parent have each agreed to share certain costs pursuant to an allocation policy (See Note 4). References below to the "Company" or “Fig” are to Fig Publishing, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Fig is a community powered publisher of video games. Fig’s business is to identify, license, contribute funds to the development of, market, arrange distribution for, and earn cash receipts from sales of video games developed by third-party video game developers with whom Fig enters into license agreements to publish those games. The Company hosts the crowdpublishing campaigns on its Parent’s website, Fig.co, an online technology platform to facilitate fundraising for video game development. On Fig.co, investors can purchase securities, in both public and private offerings, which offer returns tied to our revenue from a specific game. The returns are distributed to investors in proportion to their respective holdings.

Reverse Stock Split and Reduction in Authorized Capital Stock

On March 17, 2017, the Company’s board of directors and its stockholder approved a reverse split of the Company’s issued and outstanding common stock at a 1-for-1,000 ratio. There was no reverse split of any outstanding preferred stock. On March 21, 2017, the Company filed an amendment to its amended and restated certificate of incorporation to effect the reverse stock split and a reduction in the Company’s authorized capital stock from 200,000,000 shares, consisting of 100,000,000 shares of common stock and 100,000,000 shares of preferred stock, to 110,000 shares, consisting of 10,000 shares of common stock and 100,000 shares of preferred stock. The par value of the common stock was not adjusted as a result of the reverse split or the reduction in authorized share capital. All issued and outstanding common stock and the related per share amounts contained in the condensed consolidated financial statements have been retroactively adjusted to reflect the reverse stock split and the reduction in authorized capital stock for all periods presented.

2.	GOING CONCERN

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments through the normal course of business and use of cash in its operations.

To date, the Company has relied significantly on the Parent for liquidity and capital resources. During the years ended September 30, 2017 and 2016, the Parent contributed approximately $1.4 million and $1.0 million to the Company for working capital, respectively.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate revenue from the distribution of products to be able to sustain its operations until it can achieve profitability and positive cash flows, if ever. The Parent and/or the Company intend to raise funds through various potential sources, such as equity or debt financings; however, the Parent and/or the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to terminate or significantly curtail or cease its operations, and its business would be jeopardized.

F-7

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are presented in U.S. dollars and has been prepared in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (“SEC”).

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. Net income and stockholders’ equity were not affected by these reclassifications.

Principles of Consolidation

The consolidated financial statements include the accounts of Fig Publishing, Inc. and those variable interest entities where the Company has a controlling financial interest, which include Fig Small Batch, LLC, a Delaware limited liability company, and Fig WL3, LLC, a Delaware limited liability company. All intercompany transactions have been eliminated. Noncontrolling interests in consolidated variable interest entities are reflected within stockholders’ equity on the Company’s consolidated balance sheets.

Variable Interest Entities

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity (“VIE”). Voting interest entities are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently, (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity and (iii) the legal entity is structured with substantive voting rights. A VIE is an entity that lacks one or more of the characteristics of a voting interest entity. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company’s significant estimates are related to share-based compensation, expense allocations, contingencies, and the valuation allowance associated with its deferred tax assets. Actual results could differ from those estimates.

F-8

Accounts Receivable

As of September 30, 2017, nearly all of the Company’s accounts receivable are licensed game revenues due from developers. Management has evaluated the receivables and believes they are collectable based on the nature of the receivables, historical experience of credit losses, and all other currently available evidence. As of September 30, 2017, no allowance was necessary for uncollectible accounts.

Advances to Parent

During the year ended September 30, 2016, the Company made certain short-term advances to the Parent while the Parent was in the process of a financing transaction. As of September 30, 2016, the Company had approximately $389,000 in outstanding advances to the Parent, which are recognized as current assets in the accompanying consolidated balance sheet. The Parent repaid this amount in full during the year ended September 30, 2017. During fiscal 2017, the Company advanced approximately $759,000 to the Parent which the Parent repaid by September 30, 2017.

Deferred Offering Costs

Deferred offering costs, which primarily consist of direct legal fees and accounting fees relating to a contemplated offering of shares of the Company’s securities, are capitalized within long term assets. The deferred offering costs are reclassified to additional paid-in capital and/or non-controlling interest upon the consummation of the offerings. In the event the contemplated offerings are terminated, deferred offering costs are expensed.

Income Taxes

The Company is included in the consolidated federal income tax return of the Parent. For purposes of the consolidated financial statements, the Company’s income tax expense and deferred tax balances have been recorded as if it filed tax returns on a stand-alone basis separate from the Parent. The Company has a tax sharing agreement with its Parent to equitably allocate income tax outcomes.

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities measured at the enacted tax rates in effect for the year in which these items are expected to reverse. Deferred tax assets are reduced by valuation allowances if, based on the consideration of all available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company’s policy for recording interest and penalties associated with audits is to record such expense as a component of income tax expense. There were no amounts accrued for penalties or interest as of or during the years ended September 30, 2017 and 2016. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Fair Value Measurement

The Company follows accounting guidance on fair value measurements for financial assets and liabilities measured at fair value on a recurring basis. Under the accounting guidance, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.

The accounting guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets or liabilities

Level 2: Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace

Level 3: Unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation

F-9

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosures, requires all entities to disclose the fair value of financial instruments, both assets and liabilities for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. As of September 30, 2017 and 2016 the recorded values of receivables, accounts payable and other liabilities approximated their fair value due to the short-term nature of the instruments.

Stock-Based Compensation

The Parent’s employees provide services to Fig, and the allocation of stock based compensation expense and payroll expense for such employees is set forth in the Cost Sharing Agreement. Fig expenses stock-based compensation over the requisite service period based on the estimated grant-date fair value of the awards granted by the Parent. The assumptions the Parent used in calculating the fair value of stock-based awards represent their best estimates and involve inherent uncertainties and the application of its judgment. As it relates to any modifications made of previously outstanding awards, the Parent accounts for the incremental increase in the fair value over the original award on the date of the modification as an expense for vested awards or over the remaining service (vesting) period for unvested awards and allocates the incremental cost to Fig accordingly. The incremental compensation cost is the excess of the fair value based measure of the modified award on the date of modification over the fair value of the original award immediately before the modification.

The Parent may also grant stock options or warrants to purchase its common stock to non-employees for acquiring goods or providing services that benefit Fig. The Parent recognizes stock based compensation at fair value when the goods are obtained or over the service period, which is generally the vesting period, and allocates a portion of the expense to Fig based on the terms of the cost sharing agreement. If the award contains performance conditions, the measurement date of the award is the earlier of the date at which a commitment for performance by the non-employee is reached or the date at which performance is reached. A performance commitment is reached when performance by the non-employee is probable because of sufficiently large disincentives for nonperformance.

Revenue Recognition

The Company generates revenues through non-exclusive licenses of video games from developers and, to a lesser extent, through the provision of marketing services. The Company recognizes revenue when persuasive evidence of an arrangement exists, the service has been provided to the user, the price paid by the user is fixed or determinable, and collectability is reasonably assured. Determining whether and when some of these criteria have been satisfied requires judgments that may have a significant impact on the timing and amount of revenue the Company reports in each period.

F-10

Licensed game revenue

The Company licenses video games from third party developers on a non-exclusive basis. Provided a game is successfully developed and published, sales receipts generated from the games will be shared with the Company in the proportions specified in each non-exclusive license agreement. Games licensed with the developer are sold via third party digital channel storefronts. The developer sets the pricing and the storefront is responsible for delivery/fulfillment of the game, cash collection, and refunds to the end customer. The storefront will remit cash receipts net of its distribution fee to the Company or the developer. The net receipts are then allocated between the Company and the developer in the proportions specified in the license agreement. Since the Company does not act as the primary obligor in the sale to the end customer, the Company reports revenue related to these arrangements net of the fees retained by the storefront and net of the developer’s revenue share.

Marketing services revenue

Revenue from the provision of marketing services to third parties with no co-publishing license agreements is generally recognized as services are rendered, which is measured based on the time incurred. Marketing service revenue has been de minimis since inception.

Game Development Expenses

Pursuant to the Company’s publishing license agreements with developers, once a campaign has reached its fundraising goal, the Company is committed to funding the development of and publishing the game. Costs related to design and development of a video game are expensed when the Company can reasonably estimate the amount of Fig Funds to be provided to the developer in connection with campaigns that have succeeded. This estimate is based on management’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowdpublishing campaign, and the results of the related securities offering. As a result, Fig Funds are correlated to the amount of proceeds the Company has raised from the sale of the securities associated with the game.

The Company’s license agreements with some developers include minimum guaranteed Fig Funds. These minimum amounts are expensed when the campaign goals are met pursuant to the license agreement. Fig Funds are released to the developer shortly after the related securities offering is closed or in various amounts over time to fund the development of the game until it is ready for commercial launch.

Joint and Several Obligations with Parent

The Company measures its obligations, from arrangements in which it is jointly and severally liable with its Parent, as the sum of the amount the Company has agreed with its Parent that it will pay, and any additional amount the Company expects to pay on behalf of its Parent.

Recently Issued Accounting Pronouncements

During May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, as amended by ASU 2015-14, 2016-08, 2016-10, and 2016-12, which provides new guidance on the recognition of revenue and states that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact that the adoption of ASU No. 2014-09 will have on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The FASB issued this standard to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The updated guidance is effective for annual reporting periods beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on our consolidated financial statements and related disclosures.

F-11

In March 2016, the FASB issued ASU No. 2016-09 “Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting”. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The Amendments of this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted but all of the guidance must be adopted in the same period. The Company does not anticipate that the adoption of ASU No. 2016-09 will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-17, Consolidation: Interest Held through Related Parties That Are under Common Control, which changes the evaluation of whether a reporting entity is the primary beneficiary of a variable interest entity by changing how a reporting entity that is a single decision maker of a variable interest entity treats indirect interests in the entity held through related parties that are under common control with the reporting entity. If a reporting entity satisfies the first characteristic of a primary beneficiary (such that it is the single decision maker of a variable interest entity), the amendments require that reporting entity, in determining whether it satisfies the second characteristic of a primary beneficiary, to include all of its direct variable interests in a variable interest entity and, on a proportionate basis, its indirect variable interests in a variable interest entity held through related parties, including related parties that are under common control with the reporting entity. ASU 2016-17 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity adopts the pending content that links to this paragraph in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The Company does not anticipate that the adoption of ASU 2016-17 will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting, which clarified when to account for a change to the terms or conditions of a share-based payment award as a modification. Modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or condition. This update is effective for all entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company does not anticipate that the adoption of ASU 2017-09 will have a material impact on its consolidated financial statements.

Subsequent Events

The Company evaluated subsequent events through January 19, 2018, which is the date the financial statements were issued, and determined that there have been no subsequent events that would require recognition in the financial statements or disclosure in the notes to the financial statements, except as disclosed.

F-12

4.	ASSUMPTIONS AND COST SHARING ALLOCATIONS

On December 3, 2015, the Company, on behalf of itself and the subsidiaries, entered into a master services agreement with the Parent. In June 2016, this agreement was superseded and replaced with the Cost Sharing Agreement with the Parent. Certain expenses incurred by the Company to date were paid by the Parent and allocated to the Company according to, in most instances, pre-determined formulas pursuant to the Cost Sharing Agreement. The Parent allocates (i) 50% of the salary of each of the Chief Executive Officer, Mr. Justin Bailey, and one other employee, to Fig, and the remaining 50% of each such salary to the Parent; and (ii) 100% of the salaries of the Chief Operating Officer, Mr. Jonathan Chan, to Fig. As the Parent provides Fig with management and administrative services, as well as services relating to information technology provision and support, distribution rights management and other support operations, facilities, human resources, tax planning and administration, accounting, treasury and insurance, the costs of these activities are allocated 50% to the Parent and 50% to the Company. The Company also has a tax sharing agreement with the Parent, which requires the Company to calculate an income tax provision and deferred income tax balances and make a tax payment to the Parent equal to its tax liability/(benefit) as if the Company filed its own separate tax return.

The Cost Sharing Agreement is effective through December 31, 2017, and will automatically renew for successive one-year terms each December 31, unless either party provides the other party with written notice of its intent not to renew at least three months prior to such date. On December 31, 2017, the Cost Sharing Agreement was renewed for another successive year.

Certain of the Company’s expenses for the years ended September 30, 2017 and 2016, including executive compensation, have been allocated by management between the Company and the Parent based either on agreed pre-determined formulas, or, where necessary and appropriate, based on management’s best estimate of an appropriate proportional allocation in accordance with the Cost Sharing Agreement between the Company and the Parent. Certain corporate expenditures of the Parent have not been allocated to the Company since they did not provide a direct or material benefit to the Company. In addition, the Parent paid for certain expenses on the Company’s behalf as contribution to capital.

The following table summarizes expenses included in the accounting records of the Parent allocated by management to the operations of the Company and the Company’s expenses paid by the Parent as contribution to capital:

	For the Years Ended September 30,
	2017	2016

Contributed General and Administrative (G&A) Expenses:
Salaries and benefits	$686,207	$622,459
Occupancy	62,321	44,672
Professional fees	100,490	448,551
Stock based compensation	188,913	69,105
Marketing and promotion	124,697	119,366
Travel expense	38,121	32,211
Other general and administrative expenses	105,524	84,206
Total Contributed G&A Expenses	1,306,273	1,420,570

Contributed Game Development (GD) Expenses:
Game development	-	75,000
Total Contributed GD Expenses	-	75,000

F-13

5.	NONCONTROLLING INTERESTS

The Company is a managing member of Fig Small Batch, LLC and Fig WL3, LLC, each a Delaware limited liability company. These entities sell LLC Units related to a specified game. Each LLC Unit is a contractual right to share in the economic performance of a specific video game license agreement that the Company has entered into with a third party video game developer. From the portion of Fig’s revenue share allocated to holders of LLC Units, the Company is obligated to distribute out a specified percentage to those holders, subject to applicable law. The specific revenue sharing and distribution details for each LLC series, and the terms of the associated publishing license agreement, are specified in the offering disclosure document associated with the sale of that LLC series.

As of September 30, 2017, Fig Small Batch, LLC had issued 156 LLC Units related to 7 games and Fig WL3, LLC had issued 985 LLC Units related to a single game. These LLC Units were issued during fiscal 2017 for total proceeds of approximately $1.1 million, net of offering costs of approximately $20,000.

For the year ended September 30, 2017, the LLCs had a total net loss of $971,000, which consisted of $1.14 million of development expenses offset by $171,000 of licensed game revenue share earned primarily from game sales of Kingdoms and Castles, which launched in July 2017. Of this revenue, $144,000 was distributed out to LLC Unit holders during the year and $27,000 was accrued as an outstanding distribution payable as of September 30, 2017 on the accompanying consolidated balance sheet. Subsequently, in November 2017, the developer of Kingdoms and Castles agreed to make a one-time non-refundable lump sum payment to Fig of approximately $81,000 which constitutes the remaining possible Fig revenue share under the license agreement. Upon receipt of the payment from the developer in November, the license agreement was terminated and the Company made a final distribution payout of $78,000 to holders of Kingdoms and Castles LLC Units.

6.	LOAN AGREEMENT

Effective September 30, 2016, the Company and the Parent jointly entered into a loan and security agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”) to borrow up to $1.0 million, all or substantially all of which is intended to be used in support of Fig’s business. Pursuant to the agreement, SVB shall make up to two advances available by December 31, 2016 in the aggregate principal amount of $750,000, and one advance, in the principal amount of $250,000, between the date upon which SVB confirms that the Company or the Parent have received a fully executed term sheet evidencing an investment commitment to purchase at least $5 million of equity securities, and March 31, 2017. Repayments are due to SVB in thirty (30) equal monthly installments commencing April 1, 2017, plus monthly payments of accrued interest at a rate of 2% above the prime rate. Outstanding advances are repayable in full on September 1, 2019. Repayment is secured by a first priority security interest in favor of SVB in substantially all the Company’s and the Parent’s assets, excluding intellectual property. SVB will be due a fee on September 1, 2019 of 1% of the principal amount of all advances made. The agreement imposes certain restrictions on the Company and the Parent, including on the ability to (i) transfer, assign or dispose of business or property, (ii) permit a Change in Control (as defined in the agreement), merger or consolidation, (iii) incur any Indebtedness or Liens (as defined in the agreement), (iv) maintain any Collateral Account (as defined in the agreement), (v) issue or distribute capital stock or membership interests, make distributions or pay dividends (other than dividends paid by Fig on its preferred stock), (vi) enter into transactions with affiliates except in the ordinary course of business and upon fair and reasonable terms that are no less favorable than would be obtained in an arm-length’s basis with a non- affiliate, (vii) permit any subordinated debt or make certain amendments to any document relating to such debt and (viii) fail to comply with certain governmental regulations. Each of these restrictions is subject to certain exceptions, as specified in the agreement. In connection with the agreement, the Parent issued to SVB a ten-year warrant to purchase 104,529 shares of the Parent’s common stock, at $0.32 per share, subject to certain additional terms and conditions. In October 2016 and December 2016, the Parent withdrew $750,000 and $250,000, respectively, from such loan and repaid $250,000 of the loan to SVB in December 2016. Principal repayments by our Parent to SVB of $25,000 per month for 30 months, plus monthly payments of accrued interest at a rate of 2% above the prime rate, commenced April 1, 2017. As of September 30, 2017, borrowings of $600,000 are outstanding on the Parent’s financial statements.

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The Company and the Parent are jointly and severally liable under the Loan and Security Agreement. The Company and the Parent have agreed that all advances, draws or other borrowings as well as repayments made under the Loan and Security Agreement will be made for the direct benefit of Fig, in such amounts, at such times and under such terms as determined by Fig. If the borrowings are made or used other than as specified, the Company will seek recoveries from the Parent. The Parent will bear all of the costs incurred in connection with the Loan and Security Agreement, including the cost associated with the issuance of the warrant, unless otherwise agreed in writing by both parties.

The Company recognizes obligations resulting from the Loan and Security Agreement as the sum of (a) the amount the Company agreed to pay on the basis of its arrangement with its co-obligor (the Parent) and (b) any additional amount the Company expects to pay on behalf of its co-obligor (the Parent). The Company does not expect to repay any outstanding amounts under the loan on behalf of the Parent and therefore has not recorded any liability on its balance sheet. The Parent’s financial statements also reflect the accounting impact from the issuance of the warrant issued to SVB in connection with the Loan and Security Agreement.

7.	LICENSE AGREEMENTS

The Company enters into game co-publishing license agreements with third party developers for each crowdpublishing campaign that it hosts on its Parent’s website, Fig.co. These crowdpublishing campaigns allow the developers to raise funds for their games through sales of rewards, and they allow the Company to gauge interest in an offering of Fig Game Shares that would reflect its economic returns as a publisher of the game. A crowdfunding campaign must be successful before the Company will greenlight its publishing of a game.

A campaign is successful if the goals in the license agreements are met through a combination of rewards pledges to developers and Fig Game Share reservations. If a crowdpublishing campaign meets its goal, the developer receives the proceeds of all the rewards pledges directly from a third-party payment processor. Fig is not involved in the payment and fulfillment of rewards pledges. The Company pays to the developer various amounts over time to fund the development of the game until it is ready for commercial marketing and sale (“Fig Funds”). The amount of the Fig Funds is determined by the Company within a range specified in the license agreement, based on a number of factors, many of which relate to the Company’s assessment of the results of the campaign and the developer develops the game and delivers it pursuant to the terms of the license agreement. In exchange, the Company receives its share of revenue from the sales receipts and sometimes an additional service fee from sales of the game as compensation. If the campaign is not successful, the license agreement terminates and the rewards pledges are not collected.

As of September 30, 2017, 16 crowdpublishing campaigns conducted on Fig.co for games to be published by Fig successfully met their goals, including a crowdpublishing campaign for a game developed by a related party, Double Fine Productions, Inc. (“Double Fine”) whose chief executive officer is a stockholder and board member of the Parent. Pursuant to the associated license agreement, upon closing of the successful campaign, Fig agreed to provide Fig Funds of at least $600,000 to Double Fine. As of September 30, 2017, the Company has paid an aggregate of $435,000 of Fig Funds to Double Fine. The remaining Fig Funds commitment of $165,000 to Double Fine is included in accrued liabilities in the accompanying consolidated financial statements. Also included in accrued liabilities as of September 30, 2017 is $1.4 million of estimated Fig Funds development advances that the Company reasonably believes will be provided to developers in connection with campaigns that have succeeded. This estimate is based on management’s analysis of a number of factors, including discussions with the developer, management’s analysis of the game’s commercial potential, results of the crowdpublishing campaign, and the results of the related securities offering. As a result, Fig Funds are correlated to the amount of proceeds the Company has raised from the sale of the securities associated with the game. Historically, Fig Funds have at least equaled the aggregate proceeds from the offering of the associated securities.

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8.	STOCKHOLDER’S EQUITY

Capital Stock

Pursuant to the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 10,000 shares of common stock, par value $0.0001 per share, and 100,000 shares of preferred stock, par value of $0.0001 per share, which consists of the following designated Fig Game Shares as of September 30, 2017:

Designated Fig Game Shares Preferred Stock
Fig Game Shares – Psy2	6,000 shares
Fig Game Shares – Pillars of Eternity II	2,250 shares
Fig Game Shares – JASB	1,600 shares
Fig Game Shares – Wasteland 3	1,250 shares
Fig Game Shares – CTT	1,200 shares
Fig Game Shares – Phoenix Point	1,000 shares
Fig Game Shares – Knight Out	50 shares
Fig Game Shares – Bounty Battle	30 shares
Total	13,380 shares

Common Stock

As of September 30, 2017, the Parent held 1,000 shares of the Company’s common stock, representing 100% of the then issued and outstanding shares of common stock. As a result, the Parent holds all of the voting power and has sole control of the Company.

Preferred Stock

As of September 30, 2017, the Company had 4,227 shares of preferred stock, or Fig Game Shares, outstanding. These shares were issued during fiscal year 2017 for total proceeds of $2.3 million, net of offering costs of $0.6 million.

The Company’s preferred stock are designed to reflect or “track” the economic performance of a particular video game co-publishing license agreement that the Company have entered into with video game developer, rather than the economic performance of the company as a whole.

Holders of Fig Game Shares have no voting powers and no direct claim to the Company’s net assets and are not represented by separate boards of directors. Instead, holders of Fig Game Shares are stockholders of the Company, with a single board of directors and subject to all of the risks and liabilities of the Company. If the games are successfully developed and published, the Board may declare dividend to allot part of its revenue shares to holders of Fig Game Shares. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, after payment or provision for payment of liabilities of the Company, holder of Fig Game Shares will be entitled to received (i) all dividends and other distributions declared or accrued on such series by the Board but not yet paid, plus (ii) an amount equal to the value of the net assets attributed to the publishing rights under the License Agreements.

Investor Advances for Proposed Offerings

As of September 30, 2016, the Company recorded an aggregate of approximately $328,000 of investors’ advances as a current liability in the accompanying consolidated balance sheet because it had not closed proposed Regulation A and Regulation D offerings. These proposed offerings were subsequently successful and therefore, $278,000 were reclassed to additional paid-in capital upon the issuance of Fig Game Shares and $50,000 were reclassed to non-controlling interests upon the issuance of LLC Units in the accompanying consolidated balance sheet as of September 30, 2017.

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Stock Based Compensation

The Parent allocated approximately $189,000 and $69,000 of stock based compensation expense to the Company for the years ended September 30, 2017 and 2016, respectively. In June 2017, the Parent amended the terms of stock options granted to employees to allow employees who have been in the continued service of the Company for no less than 2 years, the right to an extended exercise period of up to ten years from the date of grant following the termination of their employment. This modification resulted in the Company recording incremental stock based compensation expense of approximately $23,000 that is being recognized by the Parent over the remaining service period of the original grant and $10,000 is allocated to Fig.

9.	COMMITMENTS AND CONTINGENCIES

Lease

The Company is not a party to any leases. Rent expense for the years ended September 30, 2017 and 2016 of approximately $62,000, and $45,000, respectively, resulted from an allocation of the Parent’s rent expense, in accordance with the Cost Sharing Agreement.

Litigation

The Company recognizes a liability for a contingency when it is probable that liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the Company accrues the minimum of the range of probable loss. As of September 30, 2017 and through the date these financial statements are issued, there were no such matters.

10.	INCOME TAXES

The Company is included in the consolidated federal income tax return of the Parent. The Company has a tax sharing agreement, which requires it to make tax payments to the Parent equal to the Company's liability/(benefit) as if it filed a separate return. The Company calculated an income tax provision and deferred income tax balances as if the Company had filed its own separate tax return under Sub-chapter C of the Internal Revenue Code.

A reconciliation of the statutory U.S. federal rate to the Company’s effective tax rate is as follows:

	For the Years Ended September 30,
	2017	2016
Statutory U.S. federal rate	34.0%	34.0%
State income tax, net of federal benefit	5.8%	5.8%
Meals and entertainment	0%	0.0%
Other	(1.3)%	(1.3)%
Valuation allowance	(38.6)%	(38.5)%

Provision for income taxes	0.0%	0.0%

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The components of the net deferred tax asset as of September 30, 2017 and 2016 are as follows:

	As of September 30,
	2017	2016
Deferred tax assets:
Net operating loss carry forwards	$2,665,687	$827,636
Accrued royalty	640,537	159,338
Other	-	(703)
Gross deferred tax assets	3,306,224	986,271
Valuation allowance	(3,306,224)	(986,271)
Net deferred tax assets	$-	$-

The following summarizes the income tax provision (benefit):

	For the Years Ended
	2017	2016
Current:
Federal	$-	$-
State	-	-
Total current tax expense	$-	$-
Deferred:
Federal	$2,821,973	$841,816
State	484,251	144,455
Net deferred tax assets	3,306,224	986,271
Change in valuation allowance	(3,306,224)	(986,271)
Total tax provision	$-	$-

The Company has determined, based upon available evidence, that it is more likely than not that the net deferred tax asset will not be realized and, accordingly, has provided a full valuation allowance. The Company recognized a change in valuation allowance of approximately $3.3 million for the year ended September 30, 2017.

The Company’s operations are included in the US federal and state tax returns of the Parent. These tax returns when filed are subject to examination by tax authorities for periods beginning with the Parent’s calendar year ended December 31, 2014, however, this footnote has been presented as if the Company is filing its tax returns on a separate, stand-alone basis. The net operating loss carry forwards of the Parent will expire 20 years after the year in which the net operating loss is generated.

The Parent's major tax jurisdictions are the United States and California. The Company’s evaluation of uncertain tax matters was performed for the tax period for the year ended September 30, 2017. The Company has elected to reflect interest and penalties attributable to income taxes, to the extent they arise, as a component of its income tax provision or benefit, as well as its outstanding income tax assets and liabilities.

The Company only recognizes tax benefits from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. To date, the Company has not recognized such tax benefits in its consolidated financial statements.

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11.	SUBSEQUENT EVENTS

From October 2017 to the date of this filing, the Company raised $490,500 from the issuances of 743 Fig Game Shares.

On October 24, 2017, the Company made a payment of approximately $1.4 million for the development of the game Pillars of Eternity II, which was accrued as of September 30, 2017.

On November 7, 2017, the developer of the game Kingdoms and Castles agreed to make a one-time non-refundable lump sum payment to Fig of approximately $81,000 which constitutes the remaining possible Fig revenue share under the license agreement. Upon receipt of the payment from the developer, the license agreement was terminated pursuant to its terms and the Company effected the final distribution payments to holders of the Kingdoms and Castles LLC Units in November 2017.

On December 22, 2017, the United States enacted new tax legislation through the Tax Cuts and Jobs Act which significantly changes the existing U.S. tax laws, including a reduction in the corporate tax rate from 35% to 21%, a move from a worldwide tax system to a territorial system, as well as other changes beginning on January 1, 2018. The adjustments to the Company’s tax expense for this legislation will be recorded beginning in the period of enactment and are not expected to materially affect the financial statements, given the Company’s net deferred tax asset position has a full valuation allowance.

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Item 8.	Exhibits

Exhibit No.	Description of Exhibit
2.1.1	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
2.1.2	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 1-U filed on March 23, 2017).
2.1.3	Amended and Restated Certificate of Designations for Fig Game Shares – PSY2 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
2.1.4	Certificate of Designations for Fig Game Shares – Wasteland 3 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on March 23, 2017).
2.1.5	Certificate of Designations for Fig Game Shares – CTT (incorporated by reference to Exhibit 3.4 to Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
2.1.6	Certificate of Designations for Fig Game Shares – Pillars of Eternity II (incorporated by reference to Exhibit 2.1.6 to Post-Qualification Amendment No. 7 to the Company's Offering Statement on Form 1-A (File No. 024-10507)).
2.1.7	Certificate of Designations for Fig Game Shares – Phoenix Point (incorporated by reference to Exhibit 2 to the Company’s Semiannual Report on Form 1-SA filed on June 29, 2017).
2.1.8	Certificate of Designations for Fig Game Shares – JASB.
2.1.9	Certificate of Designations for Fig Game Shares – Virgo.
2.1.10	Certificate of Designations for Fig Game Shares – Bounty Battle.
2.1.11	Certificate of Designations for Fig Game Shares – KnightOut.
2.1.12	Certificate of Designations for Fig Game Shares – Crazy Justice.
2.2	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
4.1	Form of Subscription Agreement between the Company and Investors in Fig Game Shares – CTT (incorporated by reference to Exhibit 4.1 to Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.1	Amended and Restated License Agreement between Double Fine Productions, Inc. and the Company, executed October 3, 2016, in respect of Psychonauts 2 (incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
6.1.2	Amended and Restated License Agreement between inXile Entertainment, Inc. and the Company, dated as of March 20, 2017, in respect of Wasteland 3 (incorporated by reference to Exhibit 6.1 the Company’s Current Report on Form 1-U filed on March 23, 2017).
6.1.3	Amended and Restated License Agreement between Dark Rock Industries Limited, Obsidian Entertainment, Inc. and the Company, dated as of April 11, 2017, in respect of Pillars of Eternity II: Deadfire (incorporated by reference to Exhibit 6.3 to Post-Qualification Amendment No. 6 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.4	License Agreement between Snapshot Games Inc. and the Company, dated as of March 23, 2017, in respect of Phoenix Point (incorporated by reference to Exhibit 6.1.4 to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.1.5	Amended and Restated Video Game License Agreement between Interdimensional Games Incorporated and the Company, dated as of April 27, 2017, in respect of Consortium: The Tower (incorporated by reference to Exhibit 6.1.5 to Post-Qualification Amendment No. 9 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.2	Cost Sharing Agreement by and between the Company and Loose Tooth Industries, Inc., dated as of June 30, 2016 (incorporated by reference to Exhibit 6.5 to Pre-Qualification Amendment No. 3 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).
6.3	Loan and Security Agreement among Silicon Valley Bank, Loose Tooth Industries, Inc. and the Company, dated as of September 30, 2016 (incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 7, 2016).
6.4	Fig WL3, LLC Limited Liability Company Operating Agreement, dated as of November 22, 2016 (incorporated by reference to Exhibit 6.5 to Post-Qualification Amendment No. 1 to the Company’s Offering Statement on Form 1-A (File No. 024-10507)).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIG PUBLISHING, INC.

By:	/s/ Justin Bailey
Justin Bailey
Chief Executive Officer

Date:	January 19, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Justin Bailey	Sole Director, Chief Executive Officer (Principal Executive Officer), Principal Financial Officer and Principal Accounting Officer	January 19, 2018
Justin Bailey

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